SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Communication
Press Release dated November 28, 2003;
Press Release dated December 3, 2003;
Press Release dated December 4, 2003;
Press Release dated December 4, 2003;
Report on the third Quarter of 2003
The Enel Group
Highlights
Key events for the Quarter and subsequent events
Overview and summary of results
Form and content of Consolidated Financial Statements
Consolidated Income Statement
Consolidated Balance Sheet
Financial review
Results by Division
Generation and Energy Management
Sales, Infrastructure and Networks
Power
Gas
Terna
Telecommunications
Parent Company and Other activities
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as gas, telecommunications and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy to focus on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
-          Communication;
-          Press Release dated November 28, 2003;
-          Press Release dated December 3, 2003;
-          Press Release dated December 4, 2003;
-          Press Release dated December 4, 2003;
-          Report on the third quarter of 2003.

Communication

Enel S.p.A. (Enel) informs that on November 4, 2003 its controlling shareholder, the Ministry of Economy and Finance of the Republic of Italy announced that it had sold 400,000,000 of Enel’s ordinary shares to Morgan Stanley & Co. International Limited at a price of 5.432 euro per share and that Morgan Stanley & Co. International Limited would subsequently resell such shares to Italian and international investors.

The Ministry of Economy and Finance also announced that, in connection with this sale, it had agreed not to sell on the market any other of Enel’s shares for a period of six months.

As a result of this sale, the Ministry of Economy and Finance’s holding in Enel decreased to slightly less than 61% of Enel’s share capital.

Press Release

ENEL — ASM BRESCIA AGREEMENT
Enel will transfer 96,200 customers to ASM Brescia for 166.5 million euro. Closing foreseen by year end.

Rome, November 28, 2003 — Enel Distribuzione and ASM Brescia have signed a memorandum of understanding for the transfer of Enel’s local power distribution concession to ASM Brescia for 166.5 million euro. The concession includes 30 large clients in the city of Brescia and extends to 45 adjoining municipalities.

Enel’s decision to include the adjoining municipalities — not called for by the Bersani law — was voluntary and based on the attractive terms of the offer.

Under the agreement, Enel will transfer about 96,200 customers (including 30 located in the city of Brescia) with a total consumption of 2.8 billion Kwh per year. The assets being sold include 3,343 km of network. The consideration of 166.5 million euro (1,730 euro per customer) will determine a capital gain for Enel of about 130 million euro.

The transaction should be concluded by December 31, 2003, following Industry Ministry approval, antitrust clearance and its communication to unions.

Press Release

ENEL: BOARD OF DIRECTORS EXAMINES REAL ESTATE OFFER
Chief Executive given mandate to verify DB-CDC Ixis willingness to adopt the conditions of sale and to adjust the economic component of the acquisition proposal

Rome, December 3, 2003 — Enel’s Board of Directors, chaired by Piero Gnudi, today examined the offer received from Deutsche Bank/CDC Ixis for the real estate assets being sold.

The Board maintained that the offer did not meet the expected contractual conditions and did not satisfy the economic component.

The Board gave also mandate to CEO Paolo Scaroni to continue negotiations to verify DB-CDC Ixis willingness to promptly subscribe to Enel’s requests, aimed at aligning the conditions of sale to those called for by the procedure, and to adjust the economic content of the offer. Enel reserves the right to accept a definitive offer thus amended.

Press Release

ENEL CALENDAR OF COMPANY EVENTS FOR 2004

Rome, December 4, 2003 — As an aid to the financial community, Enel announces its financial calendar for 2004, indicating when the Company’s accounts will be examined by the Board of Directors and their date of publication:

January 27, 2004:	preliminary consolidated data for the year ended December 31, 2003;
March 29, 2004:	consolidated financial statements of the Enel Group and proposed statutory financial statements of Enel S.p.A. for the year ended December 31, 2003 and proposed allocation of net income.
May 13, 2004:	report on the first quarter 2004.
September 9, 2004:	half-year report as of June 30, 2004.
November 11, 2004:	report on the third quarter 2004.

Pursuant to art. 82 of CONSOB Resolution 11971/1999, the Company intends to avail itself of the exemption from publication of quarterly reports as of December 31, 2003 and June 30, 2004.

In conjunction with the publication of the annual results for the year ended December 31, 2003, and of the half-year report for the six months ended June 30, 2004, the Company has planned specific meetings with the financial community and the media, during which the Company’s accounts and corporate strategies will be presented.

On the occasion of the publication of the quarterly reports for 2004, the Company plans to organize special conference calls in order to present the relevant data to financial analysts and institutional investors.

A General Meeting of shareholders to pass resolutions regarding approval of the statutory financial statements of Enel S.p.A. for the year ended December 31, 2003, and on the allocation of net income, is scheduled for May 21 and 22, 2004, on first and second call, respectively.

Any dividend for 2003 is scheduled to be paid on June 24, 2004, while the ex-dividend date is June 21, 2004.

The market will be in due time notified of any changes to the above arrangements.

Press Release

ENEL: SIGNING OF 3 BILLION EURO REVOLVING CREDIT FACILITY

Rome, December 4, 2003 — Enel is pleased to announce today the signing of a 3 billion euro revolving credit facility, arranged by Citigroup Global Markets Limited and Mediobanca — Banca di Credito Finanziario S.p.A., Mandated Lead Arrangers and Joint Bookrunners. Its syndication closed at the end of November with a sound oversubscription. A total of 27 banks, excluding the Mandated Lead Arrangers, committed to the facility; with the 20 non-Italian banks subscribing to approximately 70% of the overall commitments.

This new transaction is aimed at satisfying Enel’s requirement for financial flexibility over the coming years. It will provide the Company with a combination of a 364-day tenor tranche of 1.0 billion euro, with an extension option for an equal period, and with a five-year tenor tranche of 2.0 billion euro.

The applicable margin on both tranches will be adjusted according to Enel’s assigned long term corporate credit rating, as specified in the columns set opposite each rating:

	(Basis Points)
	Applicable Margin	Applicable Margin
Rating (S&P/Moody’s)	364-day Tranche	Five-year Tranche

AA-/AA3 or more	17.5	22.5
A+/A1(*)	20.0	25.0
A/A2	25.0	30.0
A-/A3	30.0	35.0
BBB+/BBB1	35.0	40.0
BBB/BBB2 or less	45.0	50.0

(*) Current Enel rating.

Banks also receive participation fees determined on the basis of their role and allocated participation amount. The Arrangers — who committed for a 200 million euro ticket — receive 12.5 bps in advance for the five-year tranche and 5.0 bps in advance for the 364-day tranche, while the Co-Arrangers — who committed for a 125 million euro ticket — receive 10.0 bps in advance for the five-year tranche and 4.0 bps in advance for the 364-day tranche.

A commitment fee is fixed at 27.5% of the applicable margin for the 364-day tranche, and at 35.0% of the applicable margin for the five-year tranche. A utilisation fee will accrue at 2.5 bps per annum should total advances reach at least 1/3 and up to 2/3 of the total facility amount, and 5.0 bps per annum should total advances be equal to or exceed 2/3 of the total facility amount.

Report on the 3rd Quarter
of 2003

Contents

The Enel Group	5
Highlights	6
Key events for the Quarter and subsequent events	8
Overview and summary of results	11
Form and content of the Consolidated Financial Statements	15
Consolidated Income Statement	16
Consolidated Balance Sheet	18
Financial review	19
Results by Division	32
Generation and Energy Management	33
Sales, Infrastructure and Networks	41
— Power	42
— Gas	47
Terna	49
Telecommunications	51
Parent Company and Other activities	55

The Enel Group

CORPORATE
Enel SpA
Generation and Energy Management
Sales, Infrastructure and Networks
Italy
• Enel Produzione
• Enel Green Power
• Enel Trade
• Enel Logistica Combustibili
• Conphoebus
International Operations
• Viesgo Generación
• Enel North America
• EGI
• Maritza
Power
• Enel Distribuzione
• Enel Energia
• Deval
• Enel Sole
• Enel.si
• Electra de Viesgo Distribución
Gas
• Enel Distribuzione Gas
• Camuzzi
• Enel Gas
Telecommunications
• WIND
Services and Other Activities
• Enel.it
• Ape
• Sfera
• Enel Real Estate
• Enelpower
• TSN - Novatrans
• Enel.Hydro
• Enel.Factor
• Enel.Re
National Transmission Network
• Terna

Highlights

Enel Group

3rd Quarter				First nine months

2003	2002			2003	2002

			Income data (in millions of euro)
7,872	7,324	[1]	Revenues	23,293	22,113	[1]
2,879	1,940	[1]	Gross operating margin	7,564	5,655	[1]
1,645	741	[1]	Operating income	3,876	2,116	[1]
732	69	[1]	Group net income	1,932	1,502	[1]
			Financial data (in millions of euro)
			Gross capital employed	51,566	49,922	[2]
			Net capital employed	45,741	45,309	[2]
			Net financial debt	25,054	24,467	[2]
			Shareholders’ Equity including minority interests	20,687	20,842	[2]
1,861	1,669		Cash generated by current operating activities	4,877	3,762
907	1,103	[1]	Capital expenditure	2,591	3,336	[1]
			Per share data (euro)
0.12	0.01	[1]	Group net income per share	0.32	0.25	[1]
			Group Shareholders’ Equity per share	3.38	3.43	[2]
			Operating data
39.0	45.2		Domestic power sales on the free and regulated market (TWh)(3)	114.9	135.6
60.8	59.6		Power transported on the domestic network (TWh)(3)	182.6	179.3
0.8	1.2		Gas sales (billion cubic meters)	4.8	3.4
0.5	0.5		— of which to end users (billion cubic meters)	2.9	1.6
39.0	34.5		Net domestic power generation (TWh)	105.1	99.7	[1]
			Employees at period-end (no.)	67,159	71,204	[2]
			Market indicators
4.28	3.94		Tariff covering fuel costs (€¢/kWh)	4.27	3.73
			Average Brent oil price ($/b)	28.7	24.4
			Low-sulfur content fuel oil average price ($/t)(4)	183.5	142.6
			Average coal price ($/t)(5)	36.8	35.2
			Average $/€ exchange rate	1.112	0.928
			Average six-month Euribor rate	2.34%	3.46%

(1)	Figures relate to the restated Consolidated Income Statement that excludes Eurogen and Interpower sold respectively in May 2002 and January 2003.

(2)	At December 31, 2002.

(3)	Excluding sales to resellers.

(4)	Platt’s CIF Med Index.

(5)	Coal Week International Index for the mix considered by the Authority for Electricity and Gas.

Divisions

	3rd Quarter			3rd Quarter			3rd Quarter

		2002			2002			2002
	2003	restated		2003	restated		2003	restated

				Gross Operating
In millions of euro	Revenues			margin			Operating income

Generation and Energy Management	3,202	2,327	37.6%	992	180		683	(116)
Sales, Infrastructure and Networks	4,904	5,088	-3.6%	1,328	1,378	-3.6%	996	1,020	-2.4%
Terna	175	157	11.5%	110	88	25.0%	48	25	92.0%
Telecommunications(1)	1,121	985	13.8%	297	171	73.7%	(178)	(226)	21.2%
Parent Company	268	485	-44.7%	59	25	136.0%	52	20	160.0%
Services and Other activities	650	652	-0.3%	102	107	-4.7%	53	27	96.3%
Elisions and adjustments	(2,448)	(2,370)		(9)	(9)		(9)	(9)

Total	7,872	7,324	7.5%	2,879	1,940	48.4%	1,645	741	122.0%

	First nine months			First nine months			First nine months

		2002			2002			2002
	2003	restated		2003	restated		2003	restated

				Gross Operating
In millions of euro	Revenues			margin			Operating income

Generation and Energy Management	9,395	7,660	22.7%	2,797	1,484	88.5%	1,858	581	219.8%
Sales, Infrastructure and Networks	15,148	15,159	-0.1%	3,079	3,088	-0.3%	2,067	2,063	0.2%
Terna	605	570	6.1%	405	363	11.6%	216	175	23.4%
Telecommunications(1)	3,244	2,872	13.0%	777	403	92.8%	(574)	(762)	24.7%
Parent Company	808	1,514	-46.6%	179	110	62.7%	157	93	68.8%
Services and Other activities	1,929	1,932	-0.2%	369	256	44.1%	194	15
Elisions and adjustments	(7,836)	(7,594)		(42)	(49)		(42)	(49)

Total	23,293	22,113	5.3%	7,564	5,655	33.8%	3,876	2,116	83.2%

3rd Quarter				First nine months

	2002
2003	restated				2002		at Sept.	at Dec. 31,			at Sept.	at Dec. 31,
				2003	restated		30, 2003	2002			30, 2003	2002
Capital
expenditure			In millions of euro	Capital expenditure			Net capital employed				Employees (no.)

162	141	14.9%	Generation and Energy Management	448	559	-19.9%	15,080	15,541	(2)	-3.0%	11,647	12,911	(2)	-9.8%
416	514	-19.1%	Sales, Infrastructure and Networks	1,237	1,313	-5.8%	11,332	12,218	(2)	-7.3%	38,327	39,895	(2)	-3.9%
55	43	27.9%	Terna	125	108	15.7%	2,978	3,067		-2.9%	3,054	3,106		-1.7%
203	341	-40.5%	Telecommunications(1)	551	979	-43.7%	13,356	11,976		11.5%	8,814	8,602		2.5%
—	—		Parent Company	—	—		—	—			544	527		3.2%
71	64	10.9%	Services and Other activities	230	377	-39.0%	2,723	2,681		1.6%	4,773	6,163		-22.6%
—	—		Elisions and adjustments	—	—		272	(174)

907	1,103	-17.8%	Total	2,591	3,336	-22.3%	45,741	45,309		1.0%	67,159	71,204		-5.7%

(1)	The operating income and net capital employed include goodwill on the acquisition of Infostrada and of the interests in WIND formerly held by Deutsche Telekom and France Télécom, in terms of amortization and of carrying value.

(2)	With respect to previously reported figures, Viesgo Distribuciòn was reclassified from the Generation and Energy Management Division under the Sales, Infrastructure and Networks Divisions.

Key events for the Quarter and subsequent events

Acquisition of the share held by France Télécom in WIND

On July 1, 2003, following the issue of a favorable opinion by the Antitrust Authority, the agreement for the sale to Enel Investment Holding BV of a 26.6% share in WIND’s capital stock held by the France Télécom Group at the terms agreed on March 21, 2003 became effective. The shares were acquired for euro 1.33 billion paid on July 1, 2003. The amount includes the cancellation of the call option held by France Télécom giving the latter the right to increase its share in WIND to 44%. The agreement provides for a partial reimbursement mechanism in favor of France Télécom in case Enel should sell WIND shares before December 2004 receiving in cash a price per share higher than that received by France Télécom pursuant to the agreement. The transaction resulted also in the transfer to Enel of the euro 175 million subordinated loan extended by France Télécom to WIND. As a result of the acquisition, the Enel Group now controls 100% of WIND’s capital stock.

Re-activation of generation plants to meet “super peak” demand

On July 2, 2003, the Board of Directors of the Parent Company, having acknowledged the difficult situation of the power sector in Italy, approved a number of initiatives aimed at creating reserve generation power to be activated in case of emergencies (for a period estimated at 100 hours per year) viable from an operating and economic point of view. These initiatives consist in:

•	the re-activation of eight generation plants currently inactive, allowing to provide within the next 12 months a generation capacity of 1,200 MW, for an expenditure of about euro 25 million;

•	the early completion of the Santa Barbara natural gas combined-cycle plant, with a capacity of about 400 MW. The plant will be completed in two years and will involve a total investment of about euro 170 million.

Plan for the hiring of 1,500 young persons

On July 9, 2003, Enel launched a plan for the hiring of 1,500 young persons with the objective of balancing the age distribution of employees and to improve the quality of service. The plan provides for the hiring on a trainee basis workers and technicians in the next 18 months. Newly hired employees will be dedicated to the strengthening of the distribution network.

Meeting with Consumer Associations regarding the digital meter

On July 22, 2003, Enel and a number of consumer associations (Adoc, Adusbef, Codacons, Federconsumatori) met to review the effects of action undertaken by Enel Distribuzione to improve service conditions of digital meters in case of prolonged excess power demand on the part of customers. The parties expressed satisfaction for the sharp reduction of problems relating to the automatic switch-off of meters as a result of the tolerance level set by Enel. Enel will review with consumer associations the new two-band 3 kW electricity supply contract that will become effective once the Authority has set the new tariff for low-income customers.

Forced transfer of the electricity distribution network in the Province of Trento

On August 2, 2003, the Province of Trento resolved the expropriation of the Enel electricity distribution network located on the territory of the Province.

We remind that the Bersani Decree subjected the streamlining of electricity distribution activities of the Autonomous Provinces of Trento and Bolzano to specific norms that would make the operation compatible with the respective autonomous statutes. The norms were issued through Presidential Decree no. 463, dated November 11, 1999, which establishes that, starting January 1, 2000, the Provinces involved become responsible for the issue of concessions for the distribution of electricity in the respective territories. On December 13, 2001, the Province of Trento incorporated (in the same way as the Bolzano Province had previously done) electricity company SET Distribuzione SpA that, after the issue in May 2003 of the Provincial Plan for the distribution of electricity, requested the Province the forced transfer of all plant and equipment for the distribution and sale of electricity of the Enel Group located in the Trento Province. Enel Distribuzione appealed the expropriation deed dated August 2, 2003 before the Trento Regional Administrative Court.

Ruling of the Lombardy Regional Administrative Court on the extinction of the fine imposed on Enel Distribuzione

On September 17, 2003, the Lombardy Regional Administrative Court, in the context of the request submitted by Enel Distribuzione regarding the extinguishment of the payment of a fine imposed by the Authority through the payment of a reduced amount, ordered — with Ruling no. 4205/03 and while the appeal to the State Council is pending — to give execution to its Ruling no. 1330/02 through which it had extinguished Enel Distribuzione’s obligation to pay a fine of lire 90 billion (about euro 46 million) for supplying to the same Authority false information regarding the continuity of service.

European Community Court of Justice’s ruling regarding levies for exercising telecommunications operations

On September 18, 2003, the European Community Court of Justice issued a ruling on the compliance with EU Directive 97/13 (regarding common rules on general authorizations and individual licenses in the telecommunications operations) of the levy on the supply of voice telephone, mobile communications and personal services, imposed by Law no. 448, December 23, 1998. In particular, the Court issued a ruling on the interpretation of the mentioned EU Directive, specifying that the provisions of the same “prohibit Member States from imposing on holders of individual Telecommunications licenses (...) additional contributions or any other levy different from those provided for in the related Directive”. WIND had appealed the mentioned national regulation before the Lazio Regional Administrative Court. An analogous appeal was submitted by Telecom Italia, Tim and Vodafone, while Albacom and Infostrada submitted an extraordinary appeal to the President of the Republic. In 2001, the Council of State, that had been requested a ruling with regards to the extraordinary appeal, suspended judgment while a ruling of the European Community Court of Justice was pending. We are now awaiting for a final pronouncement on the part of competent national Authorities. Contributions recorded to the present date by WIND amount to euro 244 million, of which euro 53 million already paid out, and euro 191 million accrued to a specific provision among liabilities.

Recovery of the hydroelectric surcharge paid in 2002

On September 24, 2003, the Decree dated September 10, 2003 issued by the Ministry of Productive Activities in agreement with the Ministry of the Economy and Finance, was published on the Gazzetta Ufficiale. The Decree imposes the reimbursement of amounts paid starting January 1, 2002 on account of the hydroelectric surcharge by the Electricity Equalization Fund within 60 days. As a result of such resolution, Enel Produzione and Enel Green Power recorded in the 3rd Quarter of 2003 a non-recurrent income of euro 410 million, equal to the amount charged to 2002 operations, of which euro 375 million already paid out and currently the object of reimbursement.

Enel is awarded the 2003 “Environmentally friendly innovations” prize

On October 20, 2003, Enel received two “Environmentally friendly innovation” awards, an important prize assigned by Legambiente, the Lombardy Region, the Milan Polytechnic, and the Luigi Bocconi University in Milan, for two scientific research projects. The prize is a recognition of Enel’s excellence in environmental projects and in the research and testing in the field of renewable energy resources.

Overview and summary of results

Domestic power generation and demand

Domestic power flows (Source: ISO)

3rd Quarter				In millions of kWh	First nine months

2003	2002	Change			2003	2002	Change

				Gross power generation:
63,015	56,479	6,536	11.6%	— Thermal	179,938	173,728	6,210	3.6%
10,393	12,948	(2,555)	-19.7%	— Hydroelectric	34,459	34,826	(367)	-1.1%
1,602	1,349	253	18.8%	— Geothermal and other resources	4,814	4,114	700	17.0%
75,010	70,776	4,234	6.0%	Total gross power generation	219,211	212,668	6,543	3.1%
(3,525)	(3,278)	(247)	7.5%	Auxiliary services consumption	(10,113)	(10,095)	(18)	0.2%
71,485	67,498	3,987	5.9%	Net power generation	209,098	202,573	6,525	3.2%
11,523	11,001	522	4.7%	Net power imports	38,530	36,404	2,126	5.8%
83,008	78,499	4,509	5.7%	Power delivered to the network	247,628	238,977	8,651	3.6%
(2,436)	(2,525)	89	-3.5%	Consumption for pumping	(7,683)	(7,911)	228	-2.9%
80,572	75,974	4,598	6.1%	Power demand	239,945	231,066	8,879	3.8%

•	Domestic power demand increases by 6.1% in the 3rd Quarter and by 3.8% in the first nine months of 2003 with respect to the same periods in 2002. The increase registered in the first six months of the year was equal to 2.8%. The strong demand for power in the 3rd Quarter was caused by the heat wave that characterized the summer months;

•	net power generation increases by 5.9% in the 3rd Quarter and by 3.2% in the first nine months of 2003, contributing to supply respectively 85.7% and 83.9% of power demand, in line with the same periods in the previous year. Thermal generation grows by 11.6% in the 3rd Quarter and by 3.6% in the first nine months of the year, while hydroelectric generation declines in both periods (down 19.7% in the quarter and 1.1% in the first nine months) due to the lower water supply;

•	net power imports increase by 4.7% in the 3rd Quarter and by 5.8% in the first nine months of the year, contributing to cover respectively 14.3% and 16.1% of demand, in line with the same periods in 2002.

Enel Group domestic power generation and sales

Enel power generation and sales (domestic)

3rd Quarter				In millions of kWh	First nine months

	2002					2002
2003	restated	Change			2003	restated	Change

38,962	34,502	4,460	12.9%	Net power generation	105,059	99,730	5,329	5.3%
15,466	24,369	(8,903)	-36.5%	Power purchases	54,906	73,672	(18,766)	-25.5%
4,978	5,056	(78)	-1.5%	Sales to wholesalers(1)	15,070	12,045	3,025	25.1%
36,195	37,397	(1,202)	-3.2%	Sales on the regulated market(2)	106,770	113,159	(6,389)	-5.6%
2,845	7,780	(4,935)	-63.4%	Sales on the free market(2)	8,153	22,472	(14,319)	-63.7%
60,821	59,557	1,264	2.1%	Power transported on Enel Distribuzione’s network(2)	182,636	179,349	3,287	1.8%

(1)	Sales made by generation companies and sales to resellers.

(2)	Excluding sales to resellers.

Figures for 2002, provided for comparative purposes, have been restated and exclude net power generated by Eurogen and Interpower, equal respectively to 12,281 million kWh for the first nine months of the year and 1,143 million kWh for the 3rd Quarter (relating exclusively to Interpower, since Eurogen was sold in May 2002), reclassified as an increase in purchases from domestic producers.

•	Net power generation grows by 12.9% in the 3rd Quarter, and by 5.3% in the first nine months of the year, as compared with a 1.3% increase registered in the first six months. The strong increase in the summer of 2003 is due to the mentioned climate factors. Thermal generation grows by 20.7% in the 3rd Quarter and by 5.6% in the first nine months of the year, while hydroelectric generation declines by 16.8% for the quarter, due to the low water supply, and grows by 2.2% in the first nine months of the year;

•	power purchases decline by 36.5% in the 3rd Quarter and by 25.5% in the first nine months of the year. Purchases from the ISO of power for resale on the free market decline as, to a lesser extent, do imports pursuant to long-term contracts;

•	wholesale sales decline slightly in the 3rd Quarter (down 1.5%), though still growing by 25.1% in the first nine months of the year. The decline is due primarily to sales to resellers, while power withdrawn from the network by free market operators in the context of the transactions managed by the ISO remains stable;

•	sales on the regulated market (excluding sales to resellers) decline by 3.2% in the 3rd Quarter and by 5.6% in the first nine months of the year due to the opening-up of the market and the disposal of major local distribution networks in 2002 (Milan and Verona);

•	sales on the free market (excluding sales to resellers) decline by 63.4% in the 3rd Quarter and by 63.7% in the first nine months of the year due to the growing competitive pressure, decreased power imports and fewer purchases from CIP Regulation 6/92 power plants;

•	power transported on Enel Distribuzione’s network (net of sales to resellers) increases in both periods considered, respectively by 2.1% in the 3rd Quarter and by 1.8% in the first nine months of the year.

Enel Group results

•	Revenues, that include the reversal of the hydroelectric surcharge for 2002 (euro 410 million), amount to euro 7,872 million in the 3rd Quarter and to euro 23,293 million in the first nine months of the year, up respectively 7.5% and 5.3% on the same periods in 2002, restated to exclude Eurogen and Interpower;

•	gross operating margin increases by 48.4% in the quarter and by 33.8% in the first nine months of the year, reaching respectively euro 2,879 million (up euro 939 million) and euro 7,564 million (up euro 1,909 million). The most significant growth was reported by the Generation and Energy Management Division (up euro 812 million for the quarter and euro 1,313 million in the first nine months), positively affected in the 3rd Quarter of 2003 by the reversal of the hydroelectric surcharge for 2002 (euro 410 million). Telecommunications report an increase of euro 126 million (up 73.7%) for the quarter and euro 374 million (up 92.8%) in the first nine months. The gross operating margin of the Group, net of the mentioned non-recurrent income of euro 410 million, represents about 33% of revenues for the 3rd Quarter, and about 31% of revenues for the first nine months, as compared with about 26% in the same periods in 2002;

•	operating income for the 3rd Quarter amounts to euro 1,645 million (up 122.0%), and euro 3,876 million (up 83.2%) in the first nine months;

•	income before taxes for the 3rd Quarter is equal to euro 1,297 million (up euro 925 million), and to euro 3,210 million (up euro 1,423 million) for the first nine months of the year. Net extraordinary items in the 3rd Quarter amount to negative euro 48 million (as compared with negative euro 50 million in the 3rd Quarter of 2002), and are positive by euro 206 million for the first nine months (as compared with positive euro 558 million in the first nine months of 2002 on a restated basis);

•	Group net income for the 3rd Quarter of 2003 amounts to euro 732 million (as compared with euro 69 million in the same period in 2002 on a restated basis), and to euro 1,932 million for the first nine months of the year (euro 1,502 million in the same period in 2002, also on a restated basis). Tax rate for the 3rd Quarter amount to 43.7%, and to 42.4% for the first nine months, as compared respectively with 97.3% and 24% for the same periods in 2002. The latter were affected by the application of newly introduced regulations and the different relative weight of capital gains, taxed at a reduced rate;

•	cash generated by current operating activities in the 3rd Quarter amounts to euro 1,861 million, and to euro 4,877 million in the first nine months of the year, up respectively euro 192 million and euro 1,115 million;

•	capital expenditure in the 3rd Quarter amounts to euro 907 million, and to euro 2,591 million in the first nine months of the year, down respectively 17.8% and 22.3% due primarily to the nearing completion of the telecommunications network and the conversion of generation plants to combined-cycle technology, in addition to a resizing of activities in non-core sectors;

•	net capital employed at September 30, 2003 amounts to euro 45,741 million, in line with December 31, 2002 (euro 45,309 million);

•	at September 30, 2003, the Group’s headcount was 67,159, representing a reduction of 4,045 employees on December 31, 2002 (down 5.7%). The disposal of Interpower and the deconsolidation of CESI resulted in a reduction of 1,894 employees, while terminations, net of hiring, amount to 2,151.

Outlook

Operating income for the last quarter of the year is expected to perform the trend registered in the first nine months. Net financial debt is expected to decline slightly from the end of September 2003 due to the good operating performance, keeping into account projected capital expenditure.

Form and content of Consolidated Financial Statements

The Income Statement, Balance Sheet and detail of Net Financial Debt included below are reported in the same format adopted in the “Financial review” section both of the Annual Report for the year 2002 and of the Half-year Report at June 30, 2003.

For the purposes of a like-for-like comparison, the Income Statement for the 3rd Quarter 2002 and that for the first nine months of the same year are presented on a restated basis which excludes Eurogen (sold on May 31, 2002) and Interpower. The latter, sold on January 29, 2003, was deconsolidated from January 1, 2003.

Item “other services, sales and revenues” of the restated income statement includes sales of fuel for thermal generation to Eurogen and Interpower, amounting in the 3rd Quarter of 2002 to euro 41 million (relating to the sole Interpower), and to euro 409 million in the first nine months of 2002, eliminated from the previously reported Income Statement that included the operations of both companies.

Main changes in the scope of consolidation not reflected in the restated accounts are limited to:

•	the Camuzzi Group (distribution and sale of natural gas), acquired in May 2002 and consolidated from June 30, 2002;

•	CESI (base research for the electricity system), deconsolidated from January 1, 2003 due to the reduction in the share held by the Group to 40.92% resulting from the disposal of Interpower;

•	the Milan and Verona electricity distribution networks, sold on November 1, 2002, and

•	the purchase of Bulgarian generation company Maritza, whose results are consolidated from April 1, 2003.

The reconciliation between the main items of the previously reported Income Statement for the 3rd Quarter and for the first nine months of 2002 with those included in the restated accounts for the same periods, is included in two separate tables.

Accounting and consolidation principles are consistent with those adopted in the preparation of the Consolidated Financial Statements at December 31, 2002 and at June 30, 2003.

Consolidated Income Statement

3rd Quarter				In millions of euro	First nine months

	2002					2002
2003	restated	Change			2003	restated	Change

			(%)					(%)
				Revenues:
5,080	4,973	107	2.2	— Power and Equalization Fund contributions	15,064	15,080	(16)	-0.1
1,006	916	90	9.8	— Telecommunication services	2,937	2,675	262	9.8
131	126	5	4.0	— Gas sold to end users	822	414	408	98.6
1,655	1,309	346	26.4	— Other services, sales and revenues	4,470	3,944	526	13.3
7,872	7,324	548	7.5	Total revenues	23,293	22,113	1,180	5.3
				Operating costs:
828	860	(32)	-3.7	— Personnel	2,572	2,581	(9)	-0.3
1,263	1,041	222	21.3	— Fuel consumed for thermal generation	3,175	2,950	225	7.6
831	1,221	(390)	-31.9	— Power purchased	3,323	4,064	(741)	-18.2
350	355	(5)	-1.4	— Interconnections and roaming	1,037	1,072	(35)	-3.3
870	1,000	(130)	-13.0	— Services, leases and rentals	2,688	2,986	(298)	-10.0
456	595	(139)	-23.4	— Fuel for trading and gas for resale to end users	1,774	1,833	(59)	-3.2
448	472	(24)	-5.1	— Materials	1,203	1,292	(89)	-6.9
205	148	57	38.5	— Other costs	642	472	170	36.0
(258)	(308)	50	16.2	— Capitalized expenses	(685)	(792)	107	13.5
4,993	5,384	(391)	-7.3	Total operating costs	15,729	16,458	(729)	-4.4
2,879	1,940	939	48.4	GROSS OPERATING MARGIN	7,564	5,655	1,909	33.8
				Depreciation, amortization and accruals:
1,158	1,093	65	5.9	— Depreciation and amortization	3,430	3,214	216	6.7
76	106	(30)	-28.3	— Accruals and write-downs	258	325	(67)	-20.6
1,234	1,199	35	2.9	Total depreciation, amortization and accruals	3,688	3,539	149	4.2
1,645	741	904	122.0	OPERATING INCOME	3,876	2,116	1,760	83.2
(298)	(310)	12	3.9	— Net financial income (expense)	(866)	(857)	(9)	-1.1
(2)	(9)	7	77.8	— Equity income (expense)	(6)	(30)	24	80.0
1,345	422	923	218.7	INCOME BEFORE EXTRAORDINARY ITEMS AND TAXES	3,004	1,229	1,775	144.4
(48)	(50)	2	4.0	— Extraordinary items	206	558	(352)	-63.1
1,297	372	925	248.7	INCOME BEFORE TAXES	3,210	1,787	1,423	79.6
567	362	205	56.6	— Income taxes	1,361	428	933	218.0
730	10	720		INCOME BEFORE MINORITY INTERESTS	1,849	1,359	490	36.1
2	59	(57)		— Minority interests	83	143	(60)	-42.0
732	69	663		GROUP NET INCOME	1,932	1,502	430	28.6

Reconciliation between reported and restated accounts

3rd Quarter 2002

		Exclusion of
In millions of euro	Reported accounts	Interpower	Restated accounts

	(A)	(B)	(A - B)
Gross operating margin	1,925	(15)	1,940
Depreciation, amortization and accruals	(1,213)	(14)	(1,199)
Operating income	712	(29)	741
Net financial income (expense)	(317)	2	(319)
Income before extraordinary items and taxes	395	(27)	422
Extraordinary items	(82)	(32)	(50)
Income taxes	(354)	8	(362)
Minority interests	59	—	59
Group net income	18	(51)	69

First nine months of 2002

		Excluded
		companies and
In millions of euro	Reported accounts	other adjustments(1)	Restated accounts

	(A)	(B)	(A - B)
Gross operating margin	5,794	139	5,655
Depreciation, amortization and accruals	(3,634)	(95)	(3,539)
Operating income	2,160	44	2,116
Net financial income (expense)	(897)	(10)	(887)
Income before extraordinary items and taxes	1,263	34	1,229
Extraordinary items	415	(143)	558
Income taxes	(428)	—	(428)
Minority interests	143	—	143
Group net income	1,393	(109)	1,502

(1)	Eurogen and Interpower deconsolidated from January 1. In the restated accounts the items pertaining the Brazilian subsidiary TSN were translated into euro using the method adopted at year end; as a result extraordinary charges were reduced by euro 77 million.

Consolidated Balance Sheet

In millions of euro	at Sept. 30, 2003	at June 30, 2003	Change	at Dec. 31, 2002

Net fixed assets:
— Tangible and intangible	50,570	49,432	1,138	50,562
— Financial	669	628	41	600
Total	51,239	50,060	1,179	51,162
Net current assets:
— Trade receivables	6,886	6,687	199	7,124
— Inventories	3,852	3,627	225	3,266
— Other assets and net receivables from Electricity Equalization Fund	1,269	1,071	198	1,042
— Net tax receivables	763	799	(36)	669
— Trade payables	(4,997)	(5,351)	354	(6,726)
— Other liabilities	(7,446)	(7,102)	(344)	(6,615)
Total	327	(269)	596	(1,240)
Gross capital employed	51,566	49,791	1,775	49,922
Provisions:
— Employee termination indemnity	(1,368)	(1,357)	(11)	(1,415)
— Retirement benefits	(470)	(470)	—	(472)
— Net deferred taxes	(2,778)	(2,215)	(563)	(1,435)
— Other provisions	(1,209)	(1,233)	24	(1,291)
Total	(5,825)	(5,275)	(550)	(4,613)
Net capital employed	45,741	44,516	1,225	45,309
Group Shareholders’ Equity	20,516	19,783	733	20,772
Minority interests	171	149	22	70
Total Shareholders’ Equity	20,687	19,932	755	20,842
Net financial debt	25,054	24,584	470	24,467

TOTAL	45,741	44,516	1,225	45,309

Financial review

Income Statement

In the 3rd Quarter of 2003, revenues from power sales and Electricity Equalization Fund contributions grow by euro 107 million over the same period in 2002 (up 2.2%) due mainly to the following factors:

•	higher revenues from power sold on the domestic regulated market and from transport fees, that jointly increase from euro 4,006 million to euro 4,246 million (up euro 240 million, or 6.0%) due to higher volumes of power transported on behalf of the free market (up 11.1%), and an 8.5% increase in the tariff component aimed at covering fuel costs, partly offset by the decline in volumes sold on the regulated market (down 3.2%) due to the liberalization of the same;

•	higher contribution of hedging transactions entered into to reduce the risk resulting from the fuel cost reimbursement mechanism, up euro 95 million;

•	higher revenues from international operations, up euro 61 million, of which euro 34 million relating to Bulgarian generation company Maritza, consolidated from April 1, 2003;

•	a euro 215 million decline from power sold on the domestic free market (from euro 472 million in the 3rd Quarter of 2002, to euro 257 million in the current quarter) primarily as a result of growing competition and lower power purchased, both from imports and from generation plants falling under the incentives of CIP Regulation no. 6/92;

•	lower wholesale sales made directly by generation companies and lower revenues from electricity trading activities on international markets, down respectively by euro 63 million and euro 11 million.

In the first nine months of 2003, the above revenues are in line with the same period in 2002 (euro 15,064 million as compared with euro 15,080 million). Power sold on the domestic regulated market and transport fees increase by euro 555 million, while sales on the free market decline by euro 488 million due to the factors indicated in the comment to the 3rd Quarter. International operations register an increase in revenues of euro 10 million, resulting from revenues of newly acquired company Maritza amounting to euro 69 million, and a euro 59 million reduction in revenues generated on the Spanish market as a result of the halting of a number of plants for planned maintenance in the first six months of 2003. The positive impact of hedging transactions is reduced to euro 14 million while other components (international trading and direct sales of domestic generation companies) decline by euro 39 million.

Electricity Equalization Fund contributions, in line for the quarter, decline by euro 40 million over the first nine months of the year due to lower contributions on electricity generated in past years by plants falling under the incentives of CIP Regulation no. 6/92.

Revenues from telecommunication services increase in the quarter by euro 90 million (up 9.8%), growing from euro 916 million to euro 1,006 million. The marked growth of revenues from mobile telecommunication services, amounting to euro 110 million (up 23.2%) and revenues generated on the Greek market, amounting to euro 12 million, were partly offset by the euro 17 million decline in revenues from the sale of telephone sets, and by a euro 15 million decline in revenues from fixed telephony and Internet services (down 3.9%), reflecting the overall performance of the market and the higher competitive pressure from the incumbent operator.

In the first nine months of the year, revenues from telecommunication services amount to euro 262 million (up 9.8%) as a result of a euro 346 million increase in revenues from mobile telecommunication services (up 27.2%), and of euro 23 million in revenues generated in Greece, partly offset by a euro 81 million, or -6.4%, decline in revenues from fixed telephony and Internet services, and a euro 26 million decline in revenues from the sale of telephone sets.

Gas sold to end users increase by euro 5 million in the 3rd Quarter of 2003 (up 4.0%) on the same period in 2002, in which the scope of operations is comparable.

Growth in the first nine months amounts to euro 408 million (up 98.6%) due primarily to the broader scope of activity (in the 1st Half of 2002, the Camuzzi Group was not included).

Revenues from other services, sales and revenues increase in the quarter by euro 346 million (up 26.4%), of which euro 410 million due to the reversal of the hydroelectric surcharge charged to operations in 2002, as a result of the issue of the Decree dated September 10, 2003 issued by the Ministry of Productive Activities in agreement with the Ministry of the Economy and Finance, providing for the reimbursement of amounts paid (equal for the Enel Group to euro 375 million). Revenues from non-core activities and other revenues decline by euro 64 million on the 3rd Quarter of 2002.

Growth for the first nine months is equal to euro 526 million (up 13.3%), of which euro 410 million due to the above indicated component.

The residual euro 116 million increase is due to the following:

•	a euro 187 million increase in revenues of the Engineering and Contracting activity, of which euro 25 million consisting of the non-recurrent income resulting from the settlement of a dispute on a contract for the construction of a power plant in Libya, abandoned by the parties;

•	a euro 36 million rise in fees on power capacity upgrades and new connections to the electricity network;

•	revenues amounting to euro 34 million generated by the Camuzzi Group in the first six months of 2003 in the environmental services sector (Camuzzi is consolidated from July 1, 2002);

•	non-recurrent income amounting to euro 30 million due to the assessment in March 2003 of telephone interconnection charges for 2002 on the part of the competent Authority. Non-recurrent charges amounting to euro 6 million were also recorded as a result of the same;

•	the awarding to Enel Distribuzione of a euro 32 million prize for improvements in the quality of the electricity service provided. The analogous prize recorded in the first nine months of 2002 amounted to euro 4 million;

•	a euro 42 million increase in revenues from the use of the National Transmission Network and revenues amounting to euro 37 million generated as a result of the coming into service of the very-high voltage transmission line in Brazil managed by subsidiary TSN;

•	a growth in revenues from public lighting, franchising and sale of residential buildings held for disposal amounting to euro 43 million;

•	a euro 312 million reduction in revenues from the fuel trading. The figure reported for the first nine months of 2002 has been restated to include fuel sales made to Eurogen and Interpower, amounting to euro 409 million.

Personnel costs decline by euro 32 million (down 3.7%) for the quarter and by euro 9 million (down 0.3%) for the first nine months of the year.

Excluding the effect of changes in the scope of consolidation (deconsolidation of CESI and different scope of activity in the gas area), personnel costs decline by euro 18 million for the quarter (down 2.1%) and by euro 10 million for the first nine months (down 0.4%). The average number of employees, considered on a comparable basis, declines by 4.8% in the 3rd Quarter and by 4.0% in the first nine months of the year. The higher average cost per employee reflects increases induced by the renewal of the labor contract for the sector, the growth of variable salary components and normal pay progression.

The cost of fuel consumed for thermal generation increases by euro 222 million (up 21.3%) in the 3rd Quarter and by euro 225 million (up 7.6%) in the first nine months of 2003. Excluding the effect of the change in the scope of consolidation due to Maritza, it grows by 20.3% in the 3rd Quarter and by 6.9% in the first nine months.

Such changes can be attributed to higher thermal generation of the Group (up 19.2% for the quarter and 2.9% in the first nine months), in addition to higher average unit costs reflecting the increase in the price of energy products, mainly concentrated in the first six months of the current year.

The cost of power purchased declines in the quarter by euro 390 million (down 31.9%) and by euro 741 million (down 18.2%) in the first nine months, against a reduction in volumes acquired equal respectively to 36.5% and 25.5%. Higher average unit costs are due prevalently to the mentioned increase in energy prices and to the lower weight of power imported, characterized by lower unit costs.

Interconnection and roaming costs decline in the 3rd Quarter and the first nine months respectively by euro 5 million (down 1.4%) and euro 35 million (down 3.3%), as a result of benefits deriving from the development of proprietary networks, allowing to reduce traffic diverted to other operators. Roaming costs decline by euro 5 million in the 3rd Quarter and by euro 26 million in the first nine months, while interconnection costs are stable for the quarter and decrease by euro 9 million for the first nine months.

The cost of services, leases and rentals declines in the 3rd Quarter of 2003 by euro 130 million (down 13%), of which euro 124 million due to the cancellation of the hydroelectric surcharge on electricity generated in the year.

In the first nine months of the year, the reduction in the cost for services, leases and rentals is equal to euro 298 million (down 10.0%) in absolute terms, and to euro 319 million on a like-for-like comparison (excluding the impact of the deconsolidation of CESI and the acquisition of Camuzzi and Maritza). Such reduction is due to the following factors:

•	the cancellation of the hydroelectric surcharge, resulting in a benefit of euro 298 million;

•	a euro 57 million decline in the cost of services received due to savings concentrated in information technology (down euro 23 million), advisory (down euro 16 million), corporate finance transactions (down euro 9 million) and advertising expenses (down euro 9 million);

•	a euro 41 million decline in the cost of power transport due to lower power sales on the free market;

•	a euro 35 million increase in the cost of services in the Engineering and Contracting sector due to increased activity;

•	a euro 21 million increase in costs for outsourcing and the lease of transmission circuits resulting from increased telecommunication activity;

•	a euro 16 million increase in fees for water used in power generation.

The cost for the purchase of fuel for trading and gas for resale to end users declines in the quarter by euro 139 million (down 23.4%) due almost entirely to fuel for trading (as compared with restated figures for 2002).

In the first nine months of 2003 the above costs decline by euro 59 million (down 3.2%) as a result of lower purchases of fuel for trading (as compared with restated figures for 2002), down euro 324 million, and of a euro 265 million increase in purchases of gas for resale to end users.

The cost of materials consumed declines in the 3rd Quarter by euro 24 million (down 5.1%) and by euro 89 million in the first nine months of the year (down 6.9%). The change is due primarily to lower internal construction in the Infrastructure and Networks divisions, partly offset by higher needs of the Engineering and Contracting sector.

Other costs increase in the 3rd Quarter by euro 57 million (up 38.5%) and by euro 170 million (up 36.0%) in the first nine months, due primarily to higher regulatory charges (amounting to euro 46 million in the 3rd Quarter and euro 149 million in the first nine months) incurred by Enel Distribuzione in connection with the introduction of new energy efficiency regulation (energy efficiency certificates), the use of “clean” energy resources (green certificates) and the improvement in the continuity of service. These costs are fully retrieved through sales tariffs. A further increase is due to the introduction of a partial reimbursement mechanism for the margin earned on resale to the regulated market of imported electricity (Authority Regulation no. 226/02), resulting in a charge of euro 3 million in the 3rd Quarter, and euro 14 million in the first nine months of the year.

Capitalized expenses decline in the 3rd Quarter by euro 50 million, and by euro 107 million in the first nine months of the year, due primarily to lower internal construction of plants for the Infrastructure and Networks division, as described above.

Gross operating margin for the 3rd Quarter amounts to euro 2,879 million, and to euro 7,564 million in the first nine months of 2003, up respectively 48.4% and 33.8% on the same periods in 2002 on a restated basis.

The breakdown by division is shown in the table below.

Gross operating margin

3rd Quarter			In millions of euro	First nine months

	2002				2002
2003	restated	Change		2003	restated	Change

992	180	812	Generation and Energy Management	2,797	1,484	1,313
1,328	1,378	(50)	Sales, Infrastructure and Networks	3,079	3,088	(9)
110	88	22	Terna	405	363	42
297	171	126	Telecommunications	777	403	374
152	123	29	Parent Company and Other activities	506	317	189

2,879	1,940	939	Total	7,564	5,655	1,909

Main factors contributing to the change in gross operating margin are described in the analysis of Results by Division.

Operating income for the 3rd Quarter of 2003 amounts to euro 1,645 million, increasing by euro 904 million on the same period in 2002 (up 122%). The lower increase in absolute terms with respect to the gross operating margin is due to higher depreciation, amortization and accruals, accounting for euro 35 million. Depreciation and amortization charges register a euro 65 million increase concentrated in telecommunications of which euro 32 million due to the growth of the network and for the same amount to the first-time amortization of the cost for the acquisition of the UMTS license. Accruals and write-downs decline by euro 30 million due mainly to lower risks on Engineering and Contracting activity.

Operating income for the first nine months of 2003 amounts to euro 3,876 million, growing by euro 1,760 million (up 83.2%) on the same period in 2002. The lower increase in absolute terms with respect to the gross operating margin is due to higher depreciation, amortization and accruals, accounting for euro 149 million. Depreciation and amortization charges increase by euro 216 million due to the following factors:

•	a euro 168 million increase in Telecommunications, of which euro 119 million due to the growth of the network, and euro 97 million representing the first-time amortization of the costs for the acquisition of the UMTS license. The amortization of goodwill declines by euro 48 million due to the euro 1,511 million write-down recorded in 2002, net of the amortization of the share purchased from France Télécom;

•	a euro 38 million increase in the gas area resulting from the wider scope of activity;

•	a net increase of euro 10 million recorded in the remaining sectors of activity.

Accruals and write-downs decline by euro 67 million in the first nine months of the year mainly due to the mentioned lower risks on Engineering and Contracting contract work.

The net financial expense declines in the 3rd Quarter by euro 12 million (down 3.9%) due to a decline in interest rates, partly offset by the higher average debt which also reflects the payment incurred on July 1, 2003 for the purchase of a 26.6% share in WIND held by France Télécom. The increase in the net financial expense for the first nine months of the year is limited to euro 9 million (up 1.1%) due to the combined effect of the growth in average debt and the benefit resulting from the decline in the average cost of the same from 4.7% to 4.4%.

Equity expense declines by euro 7 million in the 3rd Quarter and by euro 24 million in the first nine months of the year due primarily to lower write-downs of venture capital investments.

Net extraordinary items in 3rd Quarter of 2003 are negative and amount to euro 48 million (as compared with negative euro 50 million in the 3rd Quarter of 2002 on a restated basis) and include charges on early retirement incentives amounting to euro 44 million.

In the first nine months of 2003, net extraordinary income amounted to euro 206 million, as compared with euro 558 million in the same period in 2002, also on a restated basis.

Main components registered in the first nine months of the year were:

•	euro 356 million capital gain on the disposal of Interpower;

•	euro 54 million capital gain due primarily to the sale of minor local electricity distribution networks;

•	charges on early retirement incentives amounting to euro 135 million;

•	charges relating to tax amnesty, amounting to euro 83 million.

In the first nine months of 2002, restated extraordinary income included a capital gain of euro 2,340 million on the disposal of Eurogen, while extraordinary charges included a euro 1,511 million write-down of goodwill relating to WIND, and charges on early retirement incentives amounting to euro 239 million.

Income taxes for the 3rd Quarter of 2003 amount to euro 567 million, representing a 43.7% implied tax rate, against a normal yearly tax rate for the Group of 45%. Lower implied tax rate reflects the different weight of IRAP (local tax) on total tax expense during the year. In the 3rd Quarter of 2002, income taxes amounted to euro 362 million, representing an implied tax rate equal to 97.3%, affected by the introduction of new tax rules regarding the write-down of equity investments whose effect had been prudentially estimated on the basis of draft regulations.

The tax expense for the first nine months of 2003 amounts to euro 1,361 million, representing an implied tax rate of 42.4%. Such tax rate reflects also the benefit resulting from the taxation of the capital gain on the disposal of Interpower at a substitute rate of 19%.

The tax expense for the first nine months of 2002, on a restated basis, amounted to euro 428 million, representing a 24.0% implied tax rate. The higher spread as compared with the normal yearly tax rate (equal to 47% in 2002) is due to the higher weight of capital gains taxed at a 19% substitute rate. The disposal of Eurogen generated in fact a capital gain of euro 2,340 million, while the one generated by the disposal of Interpower in 2003 was equal to euro 356 million. Benefits deriving from the Tremonti-bis Law (tax incentives on capital expenditure) for the first nine months of 2002, no longer applicable in 2003, amounted to euro 115 million.

Cash flows and debt

Cash flows for the 3rd Quarter and the first nine months of 2003 are shown in the Cash Flows Statement that follows, compared with the one for the same periods in 2002 previously reported. The latter represent a scope of consolidation that includes Interpower and Eurogen. Flows for 2003 relate instead to the new operating perimeter.

3rd Quarter				In millions of euro	First nine months

2003		2002			2003		2002

(24,584	)(2)	(23,932	)(2)	Net financial debt at beginning of period	(24,467	)(1)	(21,930	)(1)
1,861		1,669		Cash generated by current operating activities	4,877		3,762
(907)		(1,107)		Capital expenditure	(2,591)		(3,378)
(1,442)		—		Investments in consolidated subsidiaries	(1,491)		(3,001)
15		—		Disposal of consolidated subsidiaries and business units	843		3,758
3		(7)		Other changes in fixed assets	134		(60)
(2,331)		(1,114)		Cash for investing activities	(3,105)		(2,681)
—		—		Dividends paid	(2,183)		(2,183)
—		—		Capital increases contributed by third parties	103		57
—		—		Cash for own capital	(2,080)		(2,126)
—		—		Substitute tax on freeing-up of reserves	(279)		(402)
(470)		555		Change in financial debt	(587)		(1,447)
(25,054)		(23,377)		Net financial debt at period end	(25,054)		(23,377)

(1)	January 1, 2002 and 2003.

(2)	June 30, 2002 and 2003.

Cash generated by current operating activities in the 3rd Quarter of 2003 is equal to euro 1,861 million, as compared with euro 1,669 million in the same period in 2002, up euro 192 million due to the good operating performance. It should also be noted that the recording of the reversal of euro 410 million relating to the hydroelectric surcharge is not yet reflected by cash flows. In the last quarter of the current year, the Electricity Equalization Fund will pay out euro 375 million corresponding to the amount paid in 2002 by the Group on account of the hydroelectric surcharge.

In the first nine months of the year, cash provided by current operating activities grows by euro 1,115 million, reflecting the growth in revenues net of changes in net current assets.

In the 3rd Quarter of 2003, cash for investing activities amounts to euro 2,331 million, of which euro 907 million relating to capital expenditure, and euro 1,442 million to the acquisition of shares in consolidated subsidiaries. In details, euro 1,330 million were paid, on July 1, 2003, for the acquisition of a 26.6% share in WIND held by France Télécom (in addition to euro 59 million as a reimbursement for capital increases) and euro 53 million represent the advance paid on the acquisition of 80% of Uniòn Fenosa Energìas Especiales (UFEE).

In the first nine months of 2003, cash for investing activities amounted to euro 3,105 million, of which euro 2,591 million due to capital expenditure, and euro 1,491 million to the acquisition of interests in consolidated subsidiaries. In the same period, proceeds from the disposal of consolidated subsidiaries and businesses, net of a euro 77 million price adjustment paid to the acquirers of Eurogen, amounted to euro 843 million. Flows result primarily from the disposal of Interpower (euro 798 million, including debt of the same) and that of local electricity distribution networks (euro 55 million).

In the first nine months of 2002, cash employed in investing activities amounted to euro 2,681 million, relating primarily to the acquisition of Viesgo and Camuzzi, in addition to capital expenditure and net of the disposal of Eurogen.

In the first nine months of 2003, dividends paid by the Parent Company on 2002 net income amounted to euro 2,183 million, while euro 279 million were paid as substitute tax on the freeing-up of accelerated depreciation reserves carried out in previous years.

Net financial debt at September 30, 2003 and changes from June 30, 2003 and December 31, 2002 are shown in the table below:

In millions of euro	at Sept. 30, 2003	at June 30, 2003	Change	at Dec. 31, 2002

Medium- and long-term debt:
— Bank loans	11,645	11,270	375	10,401
— Bonds	10,020	9,596	424	8,076
— Other loans	173	355	(182)	348
Medium- and long-term debt	21,838	21,221	617	18,825
— Own bonds and other items	(527)	(533)	6	(533)
— Medium- and long-term security deposits	(1,500)	—	(1,500)	—
Net medium- and long-term debt	19,811	20,688	(877)	18,292
Short-term debt:
Bank loans:
— 18-month loans	—	200	(200)	700
— Use of revolving credit lines	2,125	2,383	(258)	3,388
— Other short-term bank debt	2,768	2,297	471	1,719
	4,893	4,880	13	5,807
Commercial paper	1,310	1,075	235	1,444
Other short-term financial debt	2	2	—	—
Short-term debt	6,205	5,957	248	7,251
Factoring receivables	(475)	(559)	84	(676)
Financial receivables from associates	(3)	—	(3)	—
Cash at banks and marketable securities	(484)	(1,502)	1,018	(400)
Net short-term debt	5,243	3,896	1,347	6,175

NET FINANCIAL DEBT	25,054	24,584	470	24,467

Net financial debt increases in the quarter by euro 470 million due to a euro 1,347 million increase in net short-term debt, and a euro 877 million reduction in net medium-and long-term debt. At June 30, 2003, net short-term financial debt included funds raised for the acquisition, on July 1, 2003, of the share in WIND held by France Télécom.

With regards to medium- and long-term loans, in the 3rd Quarter of 2003, Enel Investment Holding BV launched three bond issues totaling euro 440 million, underwritten through a private placement, as part of its Global Medium Term Notes program, guaranteed by the Parent Company. A euro 1,500 million loan extended in

2001 to Infostrada (now part of WIND), repayable before expiration with no penalty, was also refinanced in the quarter. The operation involved the transfer of the loan from current lenders to an institution acting as a “fronter”, guaranteed by the Parent Company through a security deposit of the same amount, remunerated at the same conditions as the original loan.

Balance Sheet

Tangible and intangible assets increase in the quarter by euro 1,138 million. Change in intangibles include the euro 1,411 million goodwill arising from the acquisition on July 1, 2003 of France Télécom’s stake in WIND, in addition to amortization charges amounting to euro 321 million and euro 31 million of ordinary increases. Tangibles are stable due to equivalent increases and depreciation charges in the period.

Financial assets increase by euro 41 million mainly as a result of the euro 53 million advance paid on the acquisition of a 80% share in Uniòn Fenosa Energìas Especiales (UFEE), the Spanish Group’s subsidiary operating in the field of renewable energy resources.

Net current assets at September 30, 2003 amount to euro 327 million, as compared with a negative balance of euro 269 million at June 30, 2003. The change, equal to euro 596 million, is due mainly to the following factors:

•	euro 199 million increase in trade receivables, prevalently in the Engineering and Contracting and to the Telecommunications sectors due to increased activity;

•	euro 225 million increase in inventories, attributable prevalently to the growth in contract work carried out by the Engineering and Contracting sector;

•	euro 173 million increase in net receivables from the Electricity Equalization Fund as a result of euro 375 million hydroelectric surcharge to be reimbursed, partly offset by the growth in payables linked to the seasonality of Enel Distribuzione settlements;

•	euro 354 million decline in trade payables mainly in the Sales, Infrastructure and Networks divisions due to normal seasonal factors;

•	increase in other liabilities, up euro 344 million, due mainly to the growth in advances paid by customers in the Engineering and Contracting sector (up euro 276 million) and accrued liabilities (up euro 193 million) due to interest accrued and to items such as 13th monthly salary payments. These increases are partly offset by a euro 144 million reduction in payables to personnel and Social Security institutions.

Provisions increase by euro 550 million due mainly to the growth in the net deferred tax provision (up euro 563 million) that includes the accrual for income taxes for the period.

Net capital employed increases from euro 44,516 million at June 30, 2003 to euro 45,741 million at September 30, 2003, up euro 1,225 million. Shareholders’ Equity (Group and minority interests) amounts to euro 20,687 million and net financial debt amounts to euro 25,054 million. The debt to equity ratio is equal to 1.21 (1.23 at June 30, 2003 and 1.17 at December 31, 2002).

Results by Division

3rd Quarter			In millions of euro	First nine months

	2002				2002
2003	restated	Change		2003	restated	Change

			Generation and Energy Management
3,202	2,327	37.6%	Revenues	9,395	7,660	22.7%
992	180		Gross operating margin	2,797	1,484	88.5%
696	(105)		Operating income before amortization of goodwill	1,894	613	209.0%
683	(116)		Operating income	1,858	581	219.8%
			Sales, Infrastructure and Networks
4,904	5,088	-3.6%	Revenues	15,148	15,159	-0.1%
1,328	1,378	-3.6%	Gross operating margin	3,079	3,088	-0.3%
1,008	1,036	-2.7%	Operating income before amortization of goodwill	2,104	2,089	0.7%
996	1,020	-2.4%	Operating income	2,067	2,063	0.2%
			Terna
175	157	11.5%	Revenues	605	570	6.1%
110	88	25.0%	Gross operating margin	405	363	11.6%
48	25	92.0%	Operating income	216	175	23.4%
			Telecommunications
1,121	985	13.8%	Revenues	3,244	2,872	13.0%
297	171	73.7%	Gross operating margin	777	403	92.8%
(39)	(89)	56.2%	Operating income before amortization of goodwill	(212)	(352)	39.8%
(178)	(226)	21.2%	Operating income	(574)	(762)	24.7%
			Services and Other activities
650	652	-0.3%	Revenues	1,929	1,932	-0.2%
102	107	-4.7%	Gross operating margin	369	256	44.1%
53	27	96.3%	Operating income	194	15
			Parent Company
268	485	-44.7%	Revenues	808	1,514	-46.6%
59	25	136.0%	Gross operating margin	179	110	62.7%
52	20	160.0%	Operating income	157	93	68.8%
			Adjustments and elisions
(2,448)	(2,370)		Revenues	(7,836)	(7,594)
(9)	(9)		Gross operating margin	(42)	(49)
(9)	(9)		Operating income before amortization of goodwill	(42)	(49)
(9)	(9)		Operating income	(42)	(49)
			Total Group
7,872	7,324	7.5%	Revenues	23,293	22,113	5.3%
2,879	1,940	48.4%	Gross operating margin	7,564	5,655	33.8%
1,809	905	99.9%	Operating income before amortization of goodwill	4,311	2,584	66.8%
1,645	741	122.0%	Operating income	3,876	2,116	83.2%

Generation and Energy Management

The Division includes power generation and energy related activities in Italy and abroad, managing the following areas:

•	Power:

•	generation;

•	sale on the domestic market to “large electricity users” (end users with an annual consumption in excess of 100 million kWh) and wholesalers;

•	trading on international markets.

•	Energy products:

•	procurement of supplies for all Group activities (power generation, trading, sale of natural gas to end users);

•	sale of natural gas to “distributors”;

•	trading on international markets;

•	logistic services.

International operations, represented by Viesgo Generaciòn (Spain), Enel North America, EGI (Central and South America) and, from April 1, 2003, by Bulgarian generation company Maritza, are reported separately.

Generation and Energy Management

3rd Quarter			In millions of euro	First nine months

	2002				2002
2003	restated(1)	Change		2003	restated(1)		Change

			Domestic operations
3,040	2,220	820	Revenues	9,007	7,276		1,731
929	146	783	Gross operating margin	2,640	1,374		1,266
654	(120)	774	Operating income before amortization of goodwill	1,805	565		1,240
654	(120)	774	Operating income	1,804	565		1,239
			International operations
166	127	39	Revenues	402	404		(2)
63	34	29	Gross operating margin	157	110		47
42	15	27	Operating income before amortization of goodwill	89	48		41
29	4	25	Operating income	54	16		38
(4)	(20)	16	Revenue elisions	(14)	(20)		6
			Total
3,202	2,327	875	Revenues	9,395	7,660		1,735
992	180	812	Gross operating margin	2,797	1,484		1,313
696	(105)	801	Operating income before amortization of goodwill	1,894	613		1,281
683	(116)	799	Operating income	1,858	581		1,277
			Net capital employed	15,080	15,541	(2)	(461)
			Employees (no.)	11,647	12,911	(2)	(1,264)
162	141	21	Capital expenditure	448	559		(111)

(1)	Figures for 2002 exclude Eurogen and Interpower, in addition to the power distribution in Spain, now included in the Sales, Infrastructure and Networks Divisions.

(2)	At December 31, 2002.

Domestic operations

The Division operates in Italy in the following areas through:

•	Power generation:

•	Enel Produzione (thermal and hydroelectric generation);

•	Enel Green Power (geothermal, wind and hydroelectric generation).

•	Procurement and trading of energy products, power sale on the domestic market to “large electricity users” (with an annual consumption in excess of 100 million kWh) and “electricity wholesalers”, sale of natural gas to “distributors”, trading of power on international markets:

•	Enel Trade and its subsidiaries.

•	Logistic services:

•	Enel Logistica Combustibili.

•	Technologies for the development of alternative energy resources:

•	Conphoebus.

In 2002, Enel Trade’s activities were limited to the procurement and trading of energy products. The growth in the scope of activity is due to the transfer to Enel Trade of businesses from Enel Energia (part of the Sales Division), effective January 1, 2003. The comparability of data for the periods considered is therefore affected by such change.

On the contrary, operating and income figures for 2002, provided for comparative purposes, are stated net of Eurogen and Interpower, sold respectively on May 31, 2002 and January 29, 2003.

Power generation

Enel Group net domestic power generation

3rd Quarter				In millions of kWh	First nine months

	2002					2002
2003	restated	Change			2003	restated	Change

				Net generation:
31,700	26,256	5,444	20.7%	Thermal	80,830	76,570	4,260	5.6%
5,980	7,187	(1,207)	-16.8%	Hydroelectric	20,419	19,982	437	2.2%
1,271	1,048	223	21.3%	Geothermal	3,766	3,146	620	19.7%
11	11	—	—	Other resources	44	32	12	37.5%
38,962	34,502	4,460	12.9%	Total net generation	105,059	99,730	5,329	5.3%

Net power generation figures for 2002 have been restated for comparable purposes and exclude the activity of Eurogen and Interpower.

Net generation grows by 12.9% in the 3rd Quarter and by 5.3% in the first nine months of the year. Generation for the quarter was influenced by the strong demand for power in the summer months due to the extremely hot climate. The growth in net generation for the first six months of the year was equal to 1.3%. Thermal generation increased in the quarter by 20.7% and by 5.6% in the first nine months of the year, while hydroelectric generation declined by 16.8% for the quarter and grew by 2.2% in the first nine months due to water supply conditions that were comparatively better in the first part of the year with respect to 2002, and comparatively worse in the 3rd Quarter due to the lack of precipitation. The increase in geothermal generation (up 21.3% for the quarter and by 19.7% in the first nine months of 2003) is due to the coming into service in the last part of 2002, both of new and revamped generation plants.

Contribution to gross thermal generation

3rd Quarter				In millions of kWh	First nine months

2003		2002 restated			2003		2002 restated

4,073	12.2%	5,860	21.1%	High-sulfur content fuel oil (S>0.5%)	7,985	9.3%	17,483	21.5%
6,038	18.1%	3,816	13.7%	Low-sulfur content fuel oil (S<0.5%)	14,850	17.4%	12,134	14.9%
10,111	30.3%	9,676	34.8%	Total fuel oil	22,835	26.7%	29,617	36.4%
15,901	47.6%	11,213	40.3%	Natural gas	38,823	45.4%	28,346	34.9%
5,825	17.4%	5,655	20.3%	Coal	20,625	24.1%	19,094	23.5%
1,584	4.7%	1,276	4.6%	Orimulsion and other fuels	3,221	3.8%	4,205	5.2%

33,421	100.0%	27,820	100.0%	TOTAL	85,504	100.0%	81,262	100.0%

The breakdown above shows a significant reduction in generation from fuel oil and a marked increase in the use of natural gas. This can be attributed to the coming into service of new combined-cycle plants, in addition to the high capacity usage of traditional gas plants in the summer months. The use of orimulsion declined in favor of coal due to difficulties in procurement of the first as a result of strikes in Venezuela at the beginning of the year. With regards to fuel oil mix, higher use of low-sulfur content fuel oil is due to the application to all thermal plants of sulfur dioxide emission limits, as provided by Presidential Decree no. 203/88 (implementing European Union directives relating to air quality and pollution generated by industrial plants) and subsequent implementation rules. Only three groups of the Porto Tolle generation plant were operational, in waiver of the above regulations, with fuel oil having a sulfur content above 0.5% as a result of the issue of a decree of the Ministry of Productive Activities dated June 13, 2003, allowing such operation.

Operating performance for the 3rd Quarter

Revenues for the 3rd Quarter of 2003 amount to euro 3,040 million, increasing by euro 820 million (up 36.9%) on the same period in 2002, due mainly to the following factors:

•	recording of a non-recurrent income of euro 410 million corresponding to the cost incurred in 2002 as hydroelectric surcharge, now reversed;

•	increase in net generation (up 12.9%) and in the tariff component aimed at covering fuel costs (up 8.5%), resulting in a positive impact on revenues, net of hedging transactions, of about euro 450 million;

•	revenues on electricity trading activities carried out by Enel Trade since January 2003 amounting to about euro 110 million;

•	lower revenues from the fuel trading, down about euro 140 million. Figures for the 3rd Quarter of 2002 were restated for comparative purposes to include fuel sales to Interpower, amounting to euro 41 million.

The gross operating margin for the 3rd Quarter of 2003 amounts to euro 929 million, as compared with euro 146 million in the same period in 2002 (up euro 783 million) due to the following factors:

•	reversal of euro 410 million corresponding to the cost incurred in 2002 as hydroelectric surcharge, in addition to euro 124 million accounted for the same in the 3rd Quarter of 2002, and not in 2003;

•	euro 180 million increase in the positive spread between the tariff component aimed at covering fuel costs and the actual cost of fuel consumed;

•	increase of about euro 60 million in revenues from the tariff component aimed at covering fixed generation costs due to the increase in power generated.

The operating income for the quarter amounts to euro 654 million, up euro 774 million on the 3rd Quarter of 2002 in which it was negative by euro 120 million.

Operating performance for the first nine months of the year

     In the first nine months of 2003, revenues amounted to euro 9,007 million, increasing by euro 1,731 million (up 23.8%) on the same period in 2002 as a result of the following:

•	increase in net generation (up 5.3%) and in the tariff component aimed at covering fuel costs (up 14.4%), resulting in a positive impact of about euro 780 million;

•	reversal of euro 410 million corresponding to the cost incurred in 2002 on account of the hydroelectric surcharge;

•	electricity traded by Enel Trade, amounting to about euro 390 million;

•	increase of about euro 370 million in Enel Trade’s sales of natural gas to the Sales Division as a result of the concentration of procurement activities in Enel Trade and of increased gas operations;

•	lower revenues from the sale of fuel for trading, down about euro 210 million. Figures for the first nine months of 2002 were restated for comparative purposes to include fuel sales to Eurogen and Interpower, amounting to euro 409 million.

Gross operating margin for the first nine months of 2003 amounts to euro 2,640 million, growing by euro 1,266 million (up 92.1%) on the same period in 2002, due mainly to the following factors:

•	reversal of euro 410 million corresponding to the cost incurred in 2002 as hydroelectric surcharge, in addition to euro 298 million accounted for the same in the first nine months of 2002, and not in 2003;

•	euro 290 million increase in the positive spread between the tariff component aimed at covering fuel costs and the actual cost of fuel consumed;

•	euro 170 million increase in the margin on hydro-geothermal generation due to the increased volumes and the rise in the tariff component linked to energy prices;

•	euro 40 million increase in Enel Trade’s margin on the sale of natural gas to third parties and to the Sales Division;

•	a euro 18 million decline in costs relating to green certificates, in addition to euro 16 million reversal of costs incurred for the same in 2002;

•	euro 60 million increase in revenues from the tariff component aimed at remunerating fixed production costs and in other regulatory income;

•	a euro 38 million decline in contributions on past years’ electricity generation of plants falling under the incentives of CIP Resolution no. 6/92.

Operating income for the first nine months of 2003 amounts to euro 1,804 million, growing by euro 1,239 million on the same period in 2002, after euro 27 million in higher depreciation, amortization and accruals.

International operations

The Enel Group operates abroad in the field of power generation through Viesgo Generaciòn (Spain), Maritza (Bulgaria), Enel North America and EGI (Central and South America).

In March, 2003, Enel Produzione acquired through subsidiary Enel Generation Holding BV a 60% share in the capital stock of Dutch company Entergy Power Holding Maritza BV, which in turn controls 73% of Bulgarian company Maritza East III Power Company AD, for euro 76 million. Maritza is consolidated starting April 1, 2003.

Income data reported for 2002 reflected also revenues from power distribution and sale in Spain, currently managed by Electra de Viesgo Distribuciòn and attributed to the Sales, Infrastructure and Networks Divisions. To allow a like-for-like comparison, figures for 2002 do not reflect such activities.

In the 3rd Quarter of 2003, revenues amounted to euro 166 million, up euro 39 million on the same period in the previous year, due primarily to the first-time consolidation of Maritza (euro 34 million).

Power generated abroad in the 3rd Quarter of 2003 amounts to 3,220 million kWh (of which 910 million kWh relating to Maritza), as compared with 2,249 million kWh in the same period in 2002.

Gross operating margin for the quarter amounts to euro 63 million, up euro 29 million on the same period in 2002. The improvement is due to Maritza (euro 15 million) and to Viesgo (euro 12 million) benefiting from the introduction of new Spanish regulations regarding the so-called “deficit of the electricity system”, not effective in the same period in 2002.

Operating income grows by euro 25 million to euro 29 million, after depreciation, amortization and accruals amounting to euro 34 million (euro 30 million in the 3rd Quarter of 2002).

In the first nine months of 2003, revenues amount to euro 402 million, in line with the same period in 2002 (euro 404 million). Revenues registered by Maritza, equal to euro 69 million, offset an equivalent decline registered by Viesgo as a result of the temporary unavailability of some plants in the 1st Half of 2003 due to planned maintenance and other technical reasons.

Power generated abroad in the first nine months of 2003 amounts to 7,521 million kWh, as compared with 7,102 million kWh in the same period in 2002. Viesgo’s net generation for the period amounted to 4,331 million kWh, as compared with 5,929 million kWh in the same period in 2002 (down 1,598 million kWh), while net generation of Maritza was equal to 1,703 million kWh.

Gross operating margin for the first nine months of the year amounts to euro 157 million, up euro 47 million on the same period in 2002. The improvement is due to Maritza (euro 31 million) and to the euro 19 million increase reported by Viesgo, positively affected by the above described factors.

Operating income grows by euro 38 million to euro 54 million, after depreciation, amortization and accruals amounting to euro 103 million (up euro 9 million on the first nine months of 2002).

Sales, Infrastructure and Networks

The new structure of the Group includes two specific operating divisions:

•	Sales, developing an integrated offer of products and services in the field of power and gas through specialized distribution channels;

•	Infrastructure and Networks, that includes power and gas network operations.

Due to the current transitional stage and in view of the introduction of definitive rules for the unbundling of the above activities, in the analysis that follows they are considered jointly, separating the power and gas sector.

Sales, Infrastructure and Networks

3rd Quarter			In millions of euro	First nine months

					2002
2003	restated(1)	Change		2003	restated(1)		Change

			Power
4,737	4,896	(159)	Revenues	14,237	14,616		(379)
1,306	1,369	(63)	Gross operating margin	2,914	3,031		(117)
1,018	1,046	(28)	Operating income before amortization of goodwill	2,015	2,070		(55)
1,018	1,046	(28)	Operating income	2,015	2,070		(55)
			Gas
167	192	(25)	Revenues	911	543		368
22	9	13	Gross operating margin	165	57		108
(10)	(10)	—	Operating income before amortization of goodwill	89	19		70
(22)	(26)	4	Operating income	52	(7)		59
			Total
4,904	5,088	(184)	Revenues	15,148	15,159		(11)
1,328	1,378	(50)	Gross operating margin	3,079	3,088		(9)
1,008	1,036	(28)	Operating income before amortization of goodwill	2,104	2,089		15
996	1,020	(24)	Operating income	2,067	2,063		4
			Net capital employed	11,332	12,218	(2)	(886)
			Employees (no.)	38,327	39,895	(2)	(1,568)
416	514	(98)	Capital expenditure	1,237	1,313		(76)

(1)	Figures for 2002 include the power distribution in Spain, originally attributed to the Generation and Energy Management Division.

(2)	At December 31, 2002.

Power

The sector includes:

•	Enel Distribuzione (electricity distribution network serving the free and regulated market);

•	Deval (activities similar to those of Enel Distribuzione but limited to the Valle d’Aosta Region);

•	Enel Energia (sales to eligible customers with an annual consumption of less than 100 million kWh);

•	Enel Sole (public and art lighting) and Enel.si (franchising);

•	Electra de Viesgo Distribuciòn (distribution and sale of electricity on the Spanish market).

The comparison between the two periods is affected by the transfer to Enel Trade (Generation and Energy Management Division), effective January 1, 2003, of power sales to domestic “large electricity users” (with an annual consumption in excess of 100 million kWh), in addition to sales to “wholesalers” and international trading activities. Moreover, results for the 3rd Quarter and the first nine months of 2002 provided for comparative purposes include the distribution and sale of power in Spain, previously attributed to the Generation and Energy Management Division.

Operating performance for the 3rd Quarter

In the 3rd Quarter of 2003, revenues for the sector amounted to euro 4,737 million, declining by euro 159 million (down 3.2%) on the same period in 2002. The reduction is due mainly to the following factors:

•	lower revenues reported by Enel Energia, down euro 369 million (of which euro 24 million relating to trading on international markets), resulting from the mentioned transfer of businesses to the Generation and Energy Management Division, the growing competitive pressure on the free market as well as lower imports and purchases from generation plants falling under the incentives of CIP Regulation 6/92;

•	a euro 202 million increase in revenues reported by Enel Distribuzione and Deval from the sale and transport of power (of which euro 81 million attributable to supplies of electricity to resellers).

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh

	Transported	Sold on				Transported	Sold on
	for the free	regulated		In millions		for the free	regulated		In millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh

	3rd Quarter 2003					3rd Quarter 2002

High-voltage	10,071	1,214	11,285	114	1.01	10,097	1,513	11,610	135	1.16
Medium-voltage	13,815	7,941	21,756	800	3.68	11,788	9,597	21,385	879	4.11
Low-voltage	740	27,040	27,780	3,100	11.16	276	26,287	26,563	2,879	10.84

Total	24,626	36,195	60,821	4,014	6.60	22,161	37,397	59,558	3,893	6.54

Total revenues from the sale on the regulated market and transport of electricity, excluding supplies to resellers, amount in the 3rd Quarter of 2003 to euro 4,014 million, increasing by euro 121 million on the same period in 2002. Sales on the regulated market decline by 1,202 million kWh (down 3.2%), while the volume of electricity transported on behalf of the free market increases by 2,465 million kWh (up 11.1%). Total electricity distributed increases by 2.1% on the 3rd Quarter of 2002.

Average unit revenues per kWh distributed increase from €¢ 6.54 to €¢ 6.60 (up 0.9%) due to the following factors, analyzed by voltage segment:

•	revenues from the sale of high-voltage electricity decline by euro 21 million (down 15.6%), with a 2.8% decline in electricity distributed. The 12.9% reduction in the average price reflects primarily the higher relative weight of electricity transported for the free market (whose volume is unchanged) as compared to electricity sold on the regulated market (declining by 19.8%). The former involves the invoicing of the sole tariff component remunerating network and sale services, while for the latter revenues are represented by the full price, covering also the cost of acquisition of electricity sold. The impact of the different mix was partly offset by the increase in the sale price of electricity resulting from the growth in the tariff component covering fuel costs and the introduction of a tariff component covering costs deriving from the introduction of green certificates, energy efficiency and continuity of service;

•	revenues from the sale of medium-voltage electricity amounted to euro 800 million, representing a decline of euro 79 million (down 9.0%) on the 3rd Quarter of 2002. The decrease reflects the net effect of the higher volume of electricity distributed (up 371 million kWh, or 1.7%), and the lower average unit price (down €¢ 0.43 per kWh, or 10.5%). The latter is due to the different mix between non-eligible customers (whose consumption declined by 1.656 million kWh, down 17.3%) and eligible ones (with sales increasing by 2,027 million kWh, up 17.2%). The effect was partly offset by the increase in the tariff component covering the cost of fuel and the application, starting in 2003, of a component covering the above mentioned costs;

•	revenues from the sale of low-voltage electricity amounted to euro 3,100 million, increasing by euro 221 million (up 7.7%) on the 3rd Quarter of 2002. The increase is due to the growth in electricity distributed (up 4.6%) and in the average unit revenue (up €¢0.32 per kWh, or 2.9%) due primarily to the mentioned tariff components changes. Higher amounts of low-voltage electricity distributed and sold are due to higher consumption in the summer months that more than offset the impact of the disposal of local distribution networks.

Electricity supplies to resellers (sale and transport) grow by euro 81 million, from euro 135 million in the 3rd Quarter of 2002, to euro 216 million in the current quarter.

With regards to the free market, Enel Energia’s sales to eligible end users and other operators (including infragroup transactions carried out with Enel Trade) decline by euro 345 million, as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	3rd Quarter 2003		3rd Quarter 2002		Change

Sales to eligible end users	122	1,654	472	7,780	(350)	(6,126)
Sales to other operators	2	31	—	—	2	31
	124	1,685	472	7,780	(348)	(6,095)
Infragroup transactions	3	—	—	—	3	—

Total	127	1,685	472	7,780	(345)	(6,095)

Considering also sales made by Enel Trade to end users, amounting to 1,191 million kWh, domestic free market Group sales amount in the 3rd Quarter of 2003 to 2,845 million kWh, down 63.4% on the 3rd Quarter of 2002, due to the above described phenomena.

Gross operating margin for the 3rd Quarter amounts to euro 1,306 million, declining by euro 63 million (down 4.6%) on the same period in 2002 due primarily to the decline in the margin on the sale and transport of electricity earned by Enel Distribuzione, influenced mainly by a temporary timing difference between electricity flows recorded, due to peak consumption registered in the summer months of 2003.

Operating income for the 3rd Quarter amounts to euro 1,018 million, declining by euro 28 million (down 2.7%) on the 3rd Quarter of 2002, benefiting, with respect to the gross operating margin, from lower depreciation (down euro 14 million) in addition to a decrease in accruals and write-downs (down euro 21 million).

Operating performance for the first nine months of the year

Revenues for the first nine months of 2003 amount to euro 14,237 million, declining by euro 379 million (down 2.6%) on the same period in 2002 due mainly to the following factors:

•	lower revenues reported by Enel Energia, down euro 1,007 million (of which euro 87 million relating to trading on international markets) as mentioned for the quarter;

•	a euro 532 million increase in revenues reported by Enel Distribuzione and Deval from the sale and transport of electricity (of which euro 194 million attributable to supplies of electricity to resellers);

•	higher connection fees, up euro 36 million, and awarding by the Authority of a euro 32 million prize for the improvement in service quality (the amount recorded in the first nine months of 2002 for the same was equal to euro 4 million);

•	higher revenues from public lighting activities (Enel Sole) and franchising (Enel.si), up euro 21 million;

•	euro 14 million increase in revenues from the Spanish market.

Sale and transport of electricity (Enel Distribuzione and Deval)

	In millions of kWh					In millions of kWh

	Transported	Sold on				Transported	Sold on
	for the free	regulated		In millions		for the free	regulated		In millions
	market	market	Total	of euro	€¢/kWh	market	market	Total	of euro	€¢/kWh

	First nine months 2003					First nine months 2002

High-voltage	33,417	3,662	37,079	398	1.07	31,501	4,544	36,045	419	1.16
Medium voltage	41,016	24,313	65,329	2,526	3.87	34,172	30,006	64,178	2,748	4.28
Low voltage	1,433	78,795	80,228	9,024	11.25	518	78,609	79,127	8,443	10.67

Total	75,866	106,770	182,636	11,948	6.54	66,191	113,159	179,350	11,610	6.47

Total revenues from the sale on the regulated market and transport of electricity, excluding supplies to resellers, amount in the first nine months of 2003 to euro 11,948 million, increasing by euro 338 million (up 2.9%) on the same period in 2002. Sales on the regulated market decline by 6,389 million kWh (down 5.6%), while the volume of electricity transported on behalf of the free market increases by 9,675 million kWh (up 14.6%). Total electricity distributed increases by 1.8% on the first nine months of 2002.

Average unit revenues per kWh distributed increase from €¢6.47 to €¢6.54 per kWh (up 1.1%). The analysis by voltage segment is in line with that reported for the 3rd Quarter.

Electricity supplies to resellers (sales and transport) grow by euro 194 million (up 36.1%), from euro 537 million in the first nine months of 2002, to euro 731 million in the current nine months due mainly to higher sales to local utilities, particularly to those that acquired business segments from Enel Distribuzione.

With regards to the free market, Enel Energia’s sales to eligible end users and other operators (including infragroup transactions carried out with Enel Trade) decline by euro 920 million, as detailed below.

Free market electricity sales

	In millions	In millions	In millions	In millions	In millions	In millions
	of euro	of kWh	of euro	of kWh	of euro	of kWh

	First nine months 2003		First nine months 2002		Change

Sales to eligible end users	365	4,498	1,312	22,472	(947)	(17,974)
Sales to other operators	5	125	—	—	5	125
	370	4,623	1,312	22,472	(942)	(17,849)
Infragroup transactions	22	—	—	—	22	—

Total	392	4,623	1,312	22,472	(920)	(17,849)

Considering also sales made by Enel Trade to end users, amounting to 3,655 million kWh, the Group’s sales on the domestic free market amount in the first nine months of 2003 to 8,153 million kWh, down 63.7% on the same period in 2002, due to the above described phenomena.

Gross operating margin for the first nine months of the year amounts to euro 2,914 million, declining by euro 117 million (down 3.9%) on the same period in 2002 due mainly to the following factors:

•	a euro 241 million decline in the margin on the sale and transport of electricity earned by Enel Distribuzione, affected primarily by changes in tariffs, lower volumes sold as a result of the opening up of the market and the disposal of local distribution networks, in addition to the temporary timing difference between electricity flows recorded due to the peak consumption registered in the 3rd Quarter of 2003;

•	a euro 20 million decline in margins earned by Enel Energia primarily as a result of lower activity;

•	a euro 36 million increase in fees received for power capacity upgrades and connections to the network;

•	awarding of the mentioned euro 32 million prize, as compared with a prize or euro 4 million in the first nine months of 2002;

•	operating cost savings achieved by Enel Distribuzione amounting to euro 96 million, of which euro 23 million relating to personnel costs, euro 42 million to services, and euro 31 million to materials;

•	a euro 14 million decline in net non-recurrent income.

Operating income for the first nine months of the year amounts to euro 2,015 million, declining by euro 55 million (down 2.7%) on the same period in 2002, benefiting, with respect to the gross operating margin, from lower depreciation (down euro 28 million) in addition to a decrease in accruals and write-downs (down euro 34 million).

Gas

In the context of the Sales, Infrastructure and Networks Divisions, the distribution and sale of natural gas is carried out by the following main companies:

•	Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD., owners of the distribution networks and the related concessions for their management, issued at the local level;

•	Enel Gas, to which the sale of gas to end users is entrusted. This activity does not require a concession and is completely liberalized from January 1, 2003.

Procurement and sale to “distributors” is carried out by Enel Trade, part of the Generation and Energy Management Division.

To complete the restructuring process, Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD. will be merged into a single company.

In 2003 the Group was very active in the streamlining of internal processes after acquisitions made in the sector in 2001 and 2002. Sales offers and services were devised for each customer segment, supported by a strong communications effort. Printed paper and television campaigns were aimed at the establishment of the Enel Gas brand, identifying a leading market operator able to respond through innovative and safe services to the needs of its customers.

Revenues for the 3rd Quarter of 2003 generated by the Gas Area amount to euro 167 million, as compared with euro 192 million in the same period in 2002. In addition to gas sales to end users amounting to euro 131 million, these include revenues of the Camuzzi Group in the field of environmental services, in addition to other revenues

(connection fees, refunds, etc.) totaling to euro 36 million. The decline is due to the transfer to Enel Trade (Generation and Energy Management Division) of gas sales to “large electricity users”.

At the end of September 2003, Enel Gas served about 1.8 million customers located on the whole national territory.

Taking into account also the activity of Enel Trade, that reported in the 3rd Quarter of 2003 sales to third parties amounting to 350 million cubic meters of gas and revenues equal to euro 72 million, total gas sales of the Group amount to 823 million cubic meters, generating euro 203 million in revenues.

Gross operating margin for the 3rd Quarter amounts to euro 22 million, improving by euro 13 million on the same period in 2002 due to synergies achieved through the integration of Group activities.

Operating income for the 3rd Quarter of 2003 is negative and amounts to euro 22 million, after depreciation, amortization and accruals amounting to euro 44 million, of which euro 12 million relating to the amortization of goodwill.

Results of gas operations in the 3rd Quarter are affected by the seasonality in demand, which is lower as compared to the other periods, due to climatic factors and the halting of industrial activities in the summer months.

Revenues for the first nine months of 2003 generated by the gas area amount to euro 911 million, as compared with euro 543 million in the same period in 2002, in the context of a smaller scope of activity (Camuzzi is consolidated from July 1, 2002). In addition to gas sales amounting to euro 822 million, these revenues include revenues of the Camuzzi Group in the field of environmental services and other revenues (connection fees, refunds, etc.) amounting to euro 89 million.

Taking into account also the activity of Enel Trade, that in the first nine months of 2003 reported sales to third parties equal to 1,867 million cubic meters of gas and revenues of euro 389 million, total gas sales of the Group amount to 4,794 million cubic meters, generating euro 1,211 million in revenues.

Gross operating margin for the first nine months of the year amounts to euro 165 million, improving by euro 108 million on the same period in 2002. Considering that Enel Trade’s procurement and sale of natural gas activities generated a gross operating margin of euro 71 million, the total margin generated by the Group amounts in the first nine months of 2003 to euro 236 million.

Operating income increases from negative euro 7 million in 2002, to positive euro 52 million in the current year, after depreciation and amortization charges and accruals amounting to euro 113 million, of which euro 37 million relating to the amortization of goodwill.

Terna

Terna is the owner of the National Transmission Network (NTN) and is responsible for the management, maintenance and development of the same, based on the guidelines provided by the Independent System Operator (ISO). The ISO is an entity controlled by the Italian Treasury responsible for the transmission and dispatching of electricity, in addition to the unified management of the NTN. The role of the ISO and Terna has been defined through an Operating Agreement dated December 16, 2002.

Pursuant to the resolution taken by its Board of Directors on June 16, 2003, Terna will acquire by the end of 2003 controlling shares in Brazilian companies TSN and Novatrans, currently held by Enelpower. The two companies own two very-high voltage power lines in Brazil, of which one already in operation and the other under completion.

In 2003, the company consolidated its activity in the field of management, operation, maintenance and development of high-voltage and very-high voltage power lines, achieving good financial and operating results.

Terna

3rd Quarter			In millions of euro	First nine months

2003	2002	Change		2003	2002		Change

175	157	18	Revenues	605	570		35
110	88	22	Gross operating margin	405	363		42
48	25	23	Operating income	216	175		41
			Net capital employed	2,978	3,067	(1)	(89)
			Employees (no.)	3,054	3,106	(1)	(52)
55	43	12	Capital expenditure	125	108		17

(1)	At December 31, 2002.

In the 3rd Quarter of 2003, revenues increase by euro 18 million on the same period in the previous year, due mainly to higher amounts of electricity dispatched and the increase in transport fees (Authority Resolution no. 152/02).

Gross operating margin for the quarter amounts to euro 110 million, up euro 22 million on the corresponding period in 2002, benefiting from higher revenues and operating costs savings.

Depreciation, amortization and accruals for the quarter are in line with the same period in the previous year.

Operating income grows by euro 23 million to euro 48 million.

In the first nine months of 2003, revenues increase by euro 35 million on the same period in 2002. Fees for the use of the NTN increase by euro 42 million, while other revenues decline by euro 7 million.

Gross operating margin for the first nine months of 2003 increases by euro 42 million on the same period in 2002 to euro 405 million. Operating cost savings amount to euro 7 million.

Operating income grows by euro 41 million to euro 216 million.

Telecommunications

The WIND Group operates in the field of mobile telephone, fixed telephone (under the INFOSTRADA trademark) and Internet (under the LIBERO trademark) service. In the 3rd Quarter of 2003, WIND continued to consolidate its market position (reaching at September 30, 2003 a total of 31.4 million domestic customers), improving operating margins.

Telecommunications

3rd Quarter			In millions of euro	First nine months

2003	2002	Change		2003	2002		Change

1,121	985	136	Revenues	3,244	2,872		372
297	171	126	Gross operating margin	777	403		374
(39)	(89)	50	Operating income before amortization of goodwill	(212)	(352)		140
(178)	(226)	48	Operating income(1)	(574)	(762)		188
			Net capital employed(1)	13,356	11,976	(2)	1,380
			Employees (no.)	8,814	8,602	(2)	212
203	341	(138)	Capital expenditure	551	979		(428)

(1)	Includes the amortization of goodwill paid on the acquisition of Infostrada and of the stakes in WIND formerly owned by Deutsche Telekom and France Télécom. Goodwill relating to WIND’s minor subsidiaries is also included.

(2)	At December 31, 2002.

The WIND Group and the telecommunications market

Mobile telephony

At September 30, 2003 domestic mobile telephone services achieved a customer base of about 56 million SIM cards, representing about 97% of the population. In a market characterized by an annual growth of about 7%, voice services are showing signs of maturity, while data and multimedia services represent a growing portion of revenues and offer promising prospects. In this context, at September 30, 2003, WIND reached a market share of about 17% for a total of 9.4 million SIM Cards, including about 700,000 former BLU customers, acquired in the last Quarter of 2002.

In the first nine months of 2003, WIND’s total voice traffic was equal to about 7 billion minutes, with about 1.7 billion SMS exchanged in the period, up respectively about 23% and 40% on the same period in the previous year. Revenues from mobile services (excluding the Enel Group) amounted to euro 1,618 million, up 27.2% on 2002.

Monthly average revenues per user (ARPU, calculated in comparable terms with that of other mobile telephony operators) for the first nine months of 2003, reached euro 22.1, as compared with euro 19.3 in the first nine months of 2002 (up 14.5%).

In the period, WIND concentrated on the development of value added and multimedia services, with particular attention to the activation of the Mobile Number Portability (MNP) service, allowing customers of other mobile operators to migrate to WIND while maintaining the same telephone number, confirming WIND as leader in the segment with 327,000 new customers acquired, representing 42% of total migrations.

Fixed-line telephony

At the end of September 2003, WIND achieved a base of about 7.5 million customers, of which 3.2 million active, representing a market share of about 12% (including Telecom Italia).

In the first nine months of 2003, WIND focused on the simplification and effectiveness of customer acquisition and activation processes. WIND continued to develop its indirect customer base through its Carrier Selection and Pre-Selection (CS and CPS) and Unbundling of the Local Loop (ULL) services. At the end of September 2003, WIND had acquired about 461,000 unbundled customers, of which 231,000 active and 50,000 being connected.

Total fixed telephone voice traffic in the first nine months of 2003 was equal to about 11 billion minutes, down about 16% on first nine months of 2002, due both to the resizing of the market and competitive pressure from the incumbent operator.

The WIND Group is present in the fixed-line telephony sector also in Greece through subsidiary Tellas that registered a strong success since its launch in February 2003, reaching 261,000 active customers and revenues amounting to about euro 23 million.

Total revenues reported by the WIND Group for fixed-line telephony services in Italy (including Internet services) amount in the first nine months of 2003 to euro 1,184 million, down 6.4% on the same period in 2002.

Internet and data services

In the first nine months of 2003, the market for dial-up Internet access services underwent consolidation, while the number of customers for broadband services (ADSL, Asymmetric Digital Subscriber Line) grew considerably.

At September 30, 2003, WIND confirms its leadership as access provider with about 14.5 million registered customers and over 3 million active customers (customers who used the service at least once in the last month). A significant growth in the number of page views was reported by Libero, reaching in the first nine months of the year 6.4 billion page-views, up 16% on the first nine months of 2002 thanks to the widening of the offer of services and content.

WIND’s broadband Internet service at the end of September 2003 had about 132,000 ADSL active customers, as compared with about 40,000 at the end of 2002.

Operating performance

Operating performance for the 3rd Quarter

Revenues for the 3rd Quarter of 2003 amount to euro 1,121 million, growing by euro 136 million (up 13.8%) on the same period in 2002. Revenues for the mobile telephone segment increase from euro 474 million in 2002 to euro 584 million in the current quarter (up euro 110 million, or 23.2%), while fixed telephony and Internet services in Italy decline by euro 15 million (down 3.9%) from euro 388 million in 2002 to euro 373 million in the current quarter. The residual increase in revenues is due primarily to the recording of higher adjustments and other non-recurring income, up euro 42 million (countered by an increase in similar charges of euro 27 million), and to operations in Greece managed by Tellas, reporting revenues of euro 12 million, net of a euro 17 million decline in revenues from the sale of telephone sets.

Gross operating margin amounts to euro 297 million, improving by euro 126 million (up 73.7%) on the same period in 2002, as a result of higher revenues and stable operating costs. Interconnection and roaming costs decline as a percentage of revenues from 36.0% to 31.2% as a result of the development of the network and the consequent reduction of services required to other operators.

Operating income improves by euro 48 million from negative euro 226 million in the 3rd Quarter of 2002, to negative euro 178 million in the same period in 2003. The improvement is lower than that of the gross operating margin due to higher depreciation and amortization charges (up euro 67 million) and accruals and write-downs (up euro 11 million). Higher depreciation and amortization reflects euro 32 million relating to the amortization expense on the recently acquired UMTS license, in addition to the depreciation of the capital expenditure incurred for the development of the network.

Operating performance for the first nine months of the year

Revenues for the first nine months of 2003 amount to euro 3,244 million, growing by euro 372 million (up 13.0%) on the same period in 2002, of which euro 346 million relating to mobile telephony services (up 27.2%). In the first nine months of the year, revenues for the mobile telephone segment amounted to euro 1,618 million, as compared with euro 1,272 million in the same period in 2002. Revenues from fixed telephony and Internet services decline by euro 81 million (from euro 1,265 million to euro 1,184 million), while revenues from the sale of telephone sets decline by euro 26 million. Operations in Greece, launched in 2003, reported revenues of euro 23 million. Adjustments and other non-recurring income increase by euro 55 million (countered by an increase in similar charges of euro 30 million). The assessment of telephone interconnection charges for 2002 on the part of the AGCOM (Resolution AGCOM no. 02/03 CIR), resulted in the recording of a gross non-recurrent income of euro 30 million.

Gross operating margin for the first nine months of 2003 is equal to euro 777 million (up euro 374 million, or 92.8%) and benefits from the growth in revenues described, coupled with stable operating costs. Among these, interconnection and roaming costs decline as a percentage of revenues from 37.3% to 32.0%. The mentioned AGCOM Resolution no. 02/03 CIR and higher net non-recurring income of various nature resulted in a benefit on gross operating income of respectively euro 24 million and euro 25 million.

Operations in Greece, in their startup phase, generated a negative gross operating margin of euro 24 million.

Operating income improves by euro 188 million from negative euro 762 million in the first nine months of 2002, to negative euro 574 million in the same period in 2003.

The improvement is lower than that of the gross operating margin due to higher depreciation and amortization charges (up euro 168 million) and accruals and write-downs (up euro 18 million). Higher depreciation and amortization reflects euro 97 million relating to the amortization expense on the UMTS license, while the increase relating to capital expenditure in the development of the network accounted for euro 119 million. Goodwill amortization charges decline by euro 48 million due to the lower unamortized balance resulting from the euro 1,511 million write-down recorded in 2002, partly offset by the amortization of the goodwill arising from the acquisition, on July 1, 2003, of France Télécom’s 26.6% interest in WIND.

Results of WIND at September 30, 2003 do not reflect any benefit that could arise from the recent ruling of the European Community Court of Justice regarding the contribution imposed by Law no. 448, December 23, 1998 (the so-called Turnover contribution). Operating costs for the first nine months of 2003 include the accrual of euro 48 million relating to such contribution, calculated on the basis of revenues for the period and accounted under a specific provision among liabilities, as in past years. At September 30, 2003, such provision amounts to euro 191 million. Additionally, Turnover contribution paid in previous years is equal to euro 53 million.

Parent Company and Other activities

Parent Company and Other activities

3rd Quarter			In millions of euro	First nine months

2003	2002	Change		2003	2002		Change

			Parent Company
268	485	(217)	Revenues	808	1,514		(706)
59	25	34	Gross operating margin	179	110		69
52	20	32	Operating income	157	93		64
			Employees (no.)	544	527	(1)	17
			Services and Other activities
650	652	(2)	Revenues	1,929	1,932		(3)
102	107	(5)	Gross operating margin	369	256		113
53	27	26	Operating income	194	15		179
			Net capital employed	2,723	2,681	(1)	42
			Employees (no.)	4,773	6,163	(1)	(1,390)
71	64	7	Capital expenditure	230	377		(147)

(1)	At December 31, 2002.

Parent Company

As an industrial holding company, the Parent Company defines strategic objectives for the Group and coordinates activities of Group companies.

In addition, Enel manages treasury operations and insurance risk coverage, providing assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

Results of operations of the Parent Company are still affected by the transformation process from an integrated power company to an industrial holding company, now complete. The transfer to Enel Trade of contracts for the purchase of thermal fuel destined to Group generation companies was in fact concluded in September 2002.

The Parent Company will however retain title to long-term electricity import contracts until the Single Buyer is responsible for the purchase of all electricity to be supplied to the regulated market. Imported electricity is sold to Enel Distribuzione at prices set by the Authority.

Revenues for the 3rd Quarter of 2003 amount to euro 268 million, down euro 217 million on the same period in 2002. The decline reflects the mentioned transfer of title to fuel purchase contracts to Enel Trade, generating a decrease of euro 176 million, in addition to the reduction in the volume of electricity imported and subsequently sold to Enel Distribuzione (down 1,422 million kWh).

The euro 34 million increase in the gross operating margin, growing from euro 25 million in the 3rd Quarter of 2002, to euro 59 million in the same period in 2003, is mainly due to the increase in the margin on electricity traded, up euro 29 million. Costs savings contributed with an additional euro 5 million.

Operating income amounts to euro 52 million, up euro 32 million on the 3rd Quarter of 2002.

The analysis of results for the first nine months of 2003 is in line with that for the 3rd Quarter.

Revenues amount to euro 808 million, as compared with euro 1,514 million in 2002.

Gross operating margin increases by euro 69 million. The change is due to the increase in the margin on electricity traded, up euro 47 million, and to the savings in operating costs, net of the decline of revenues from services rendered to Group companies, accounting for euro 22 million.

Operating income for the first nine months of 2003 amounts to euro 157 million, up euro 64 million on the same period in 2002.

Services and Other activities

Revenues from other activities for the 3rd Quarter of 2003 are in line with the same period in 2002 (euro 650 million, as compared with euro 652 million in the 3rd Quarter of 2002). The growth in revenues in the Engineering and Contracting sector offset the decline registered in the Real Estate and Information Technology sectors due to lower scope of activity.

Gross operating margin for the 3rd Quarter of 2003 amounts to euro 102 million and is also in line with the corresponding period in the previous year (euro 107 million). The decline in margins recorded in the Real Estate and Information Technology sectors was offset by the improvement reported by the Engineering and Contracting sector. In the 3rd Quarter of 2003, operating income amounts to euro 53 million, up euro 26 million due to lower accruals for risks on contract work carried out by companies in the Engineering and Contracting sector.

In the first nine months of the year, revenues are in line with those registered in the same period in 2002 (euro 1,929 million, as compared with euro 1,932 million in the first nine months of 2002), as a result of the same phenomena described in the comment to the performance for the 3rd Quarter.

Gross operating margin for the first nine months of 2003 is equal to euro 369 million, up euro 113 million on the same period in 2002 that was negatively affected by difficulties arisen in the execution of some important Engineering contracts in North Africa and the Middle East. In 2003, the turn-around of the Engineering and Contracting sector undertaken by the new management was successfully completed and operating results turned into positive. Gross operating margin benefited also by the mentioned start of operation of the very-high voltage power line operated by subsidiary TSN in Brazil, resulting in a euro 27 million increase, in addition to the euro 25 million non-recurrent income resulting from the termination of a contract for the construction of a thermal plant in Libya.

Operating income for the period amounts to euro 194 million, up euro 179 million. The stronger growth as compared with gross operating margin is due to lower accruals to risk provisions on Engineering and Contracting contract work as a result of the reaching of a settlement in the mentioned critical situations.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv. Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: December 4, 2003